UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

TABLE OF CONTENTS

ITEM
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2021.

2.	Unaudited Interim Financial Statements as of September 30, 2021 and December 31, 2020 and for the three-month and nine-month periods ended September 30, 2021 and 2020.

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking statements,” “Risk factors” and the other matters set forth in our Annual Report for the year ended December 31, 2020 on Form 20-F (our “Annual Report”). The following discussion of our financial condition and results of operations is based on the annual and interim financial information of Compañía Cervecerías Unidas S.A. and its subsidiaries (“CCU”, “we” or the “Company”), and should be read in conjunction with our Unaudited Interim Consolidated Financial Statements as of and for the nine-month periods ended September 30, 2021 and 2020 furnished as Item 2 hereunder.

Overview

We are a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. In Chile, we are one of the largest players in each one of the beverage categories in which we participate in, including beer, soft drinks, mineral and bottled water, juice, wine and pisco, among others. We are the second-largest brewer in Argentina, where we also operate in the cider, spirits and wine industries. In Uruguay and Paraguay, we operate in the beer, mineral and bottled water, soft drinks, wine and juice categories. In Bolivia, we operate in the beer, water, soft drinks, juice and malt beverage categories. In Colombia, we operate in the beer and malt beverage industry. Our operations are divided into the following three operating segments: (i) Chile Operating segment (as defined below), which includes Beer, Non Alcoholic Beverages, Spirits and Cider, in the Chilean market; (ii) International Business Operating segment (as defined below), which includes Beer, Cider, Non-Alcoholic Beverages and Spirits, among other categories, in Argentina, Uruguay, Paraguay and Bolivia; and (iii) Wine Operating segment (as defined below), which includes wine and sparkling wine in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic markets. We estimate that our weighted consolidated market share in terms of volume was 29.8%, 28.1%, and 27.2% in 2020, 2019 and 2018, respectively. As of September 30, 2021, we had 9,316 employees.

Our principal licensing, distribution or joint venture agreements include those we have entered into with Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

In 2020, our consolidated net sales were CLP 1,857,594 million, increasing 1.9%, when compared to the consolidated net sales of CLP 1,822,541 million recorded in 2019. Consolidated sales volume was up 2.2%, driven by an expansion of 3.4% in the Chile Operating segment, and a 10.2% increase in our Wine Operating segment, while the International Operating segment decreased 1.3%. Our consolidated net income in 2020 was CLP 96,152 million, decreasing 26.1% when compared to CLP 130,142 million recorded in 2019. The weaker financial results were mainly due to negative external effects from the sharp depreciation of both the CLP and the ARS against the USD, and the impact from the pandemic on our on-premise sales (which entail higher margins) and a decrease in demand for premium segment drinks (high margin products).

For the nine months ended September 30, 2021 our consolidated net sales were CLP 1,662,364 million, increasing 32.1% compared to the CLP 1,257,964 million recorded in the nine-months ended September 30, 2020. This was explained by a 16.9% increase in consolidated sales volume and 13.1% higher average prices in CLP. The expansion in sales volume was driven by a 20.2% growth in the Chile Operating segment, 12.4% increase in the International Business Operating segment, and 3.8% rise in the Wine Operating segment. The positive dynamism in sales volume was a result of a recovery in consumption and a solid sales execution in 2021 compared to the same period in 2020. The higher average prices in CLP were explained by: (i) a 9.9% growth in the Chile Operating segment, due to positive mix effect in the portfolio, mainly based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) an expansion of 31.3% in the International Business Operating segment, mainly explained by revenue management initiatives and favorable effects related with hyperinflation accounting (applicable in respect of our operations in Argentina), and (iii) a 4.6% increase in the Wine Operating segment, mainly as a consequence of a larger share of premium brands in the portfolio, offsetting the appreciation of the CLP against the USD and its negative impact on export revenues. Our consolidated net income over such period was CLP 125,520 million, compared to CLP 41,109 million in 2020.

Nine-month period ended September 30, 2021 compared to nine-month period ended September 30, 2020

The following table summarizes certain of our financial data for the nine-month periods ended September 30, 2021 and 2020 on a consolidated basis.

	For the nine-month period ended September 30,
	2021	2021	2020
	(in millions of US$)	(in millions of CLP)
Net sales	2,047	1,662,364	1,257,964
Cost of Sales	1,059	859,986	679,725
Gross Profit	988	802,378	578,240
Other Income by Function	11	9,237	14,843
Other Expenses	(1)	(1,114)	(880)
MSD&A Expenses (1)	(745)	(604,618)	(504,968)
Adjusted Operating Result	254	205,882	87,235
Other Gains (Losses)	10	8,002	1,759
Net Financing Expenses	(17)	(13,506)	(18,168)
Results as per Adjustment Units	2	1,349	(851)
Equity and Income from Joint Ventures	(4)	(3,362)	(7,734)
Foreign Currency Exchange Differences	(9)	(7,250)	4,423
Income Taxes	(64)	(52,362)	(19,973)

Net Income for the year:	171	138,753	46,691
Attributable to:
Equity Holders of the Parent Company	155	125,520	41,109
Non-Controlling Interests	16	13,234	5,582

(1)	Marketing, Sales, Distribution & Administrative expenses. For more detail see Note 1 – Letter b) of our consolidated financial statements as of September 30, 2021.

Net Sales

Our net sales increased 32.1%, from CLP 1,257,964 million for the nine-month period ended September 30, 2020 to CLP 1,662,364 million for the nine-month period ended September 30, 2021, primarily as a result of a 16.9% increase in year-over-year sales volume, coupled with a 13.1% increase in average prices in Chilean pesos.

The increase in sales volume corresponds to a 20.2%, 12.4% and 3.8% increase in our sales in the Chile, International and Wine operating segments, respectively, attributable to the recovery of consumption following the onset of the COVID-19 pandemic and a solid sales execution. The 13.1% increase in average price (measured in CLPs) was explained by (i) a 9.9% increase in prices in the Chile operating segment, mainly due to positive mix effects based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) a 31.3% increase in prices corresponding to the International Business operating segment, mainly due to revenue management initiatives and favorable effects related with hyperinflation accounting in Argentina, and (iii) an increase of 4.6% in price in the Wine operating segment, mainly as a consequence of by a better mix in the portfolio due to a higher share of premium wine brands in both the domestic and export markets, all of which offset the appreciation of the CLP against the USD (and the negative impact thereof on export earnings) during this period.

The rationale behind the change in net sales attributable to each of our operating segments for the nine-month period ended September 30, 2021 compared to the same period in 2020 is described below:

Chile: Net sales increased by 32.1% from CLP 824,208 million in the nine-month period ended September 30, 2020, to CLP 1,088,486 million for the nine-month period ended September 30, 2021, due to an expansion of 20.2% in sales volume and an increase of 9.9% in average prices. The increased sales volume, as mentioned above, were attributable to the recovery of consumption following the onset of the COVID-19 pandemic and a solid sales execution. The better prices were associated with positive mix effects in the portfolio, based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives.

International Business: Net sales increased 47.6% from CLP 274,817 million for the nine-month period ended September 30, 2020 to CLP 405,761 million for the nine-month period ended September 30, 2021, due to 12.4% increase in sales volume together with a 31.3% increase in average prices, the latter mainly due to revenue management initiatives, and favorable effects related with hyperinflation accounting.

Wine: Net sales increased 8.6% from CLP 176,781 million in the nine-month period ended September 30, 2020 to CLP 192,032 million for the nine-month period ended September 30, 2021, due to 3.8% rise in sales volume, together with a 4.6% rise in average prices, the latter drive by a better mix in the portfolio, associated with a higher share of premium wine brands.

Cost of Sales

Our cost of sales for the nine-month period ended September 30, 2021 increased 26.5% from CLP 679,725 million for the nine-month period ended September 30, 2020 to CLP 859,986 million for the nine-month period ended September 30, 2021, primarily due to a 16.9% increase in sales volume, together with an 8.2% increase in cost of sales per hectoliter. The higher cost of sales per hectoliter was mainly related to higher costs in raw materials and negative external effects, the latter mainly from the devaluation of the ARS against the USD and its impact in our USD-denominated costs, partially compensated by the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs in Chile.

The change in cost of sales for our operating segments for the nine-month period ended September 30, 2021 is described below:

Chile: Cost of sales in the Chilean operating segment increased 28.4% from CLP 421,729 million for the nine-month period ended September 30, 2020 to CLP 541,636 million for the nine-month period ended September 30, 2021, primarily due to an increase in sales volume and higher costs of raw materials (mainly aluminum, polyethylene terephthalate (PET) and sugar). This increase was partially offset by the appreciation of the CLP against the USD, that had a positive impact on our U.S. dollar costs when measured in CLP (our functional currency). Cost of sales as a percentage of net sales in the Chilean operating segment decreased from 51.2% for the nine-month period ended September 30, 2020, to 49.8% for the nine-month period ended September 30, 2021.

International Business: Cost of sales in the International Business operating segment increased 30.9% from CLP 163,587 million for the nine-month period ended September 30, 2020 to CLP 214,208 million for the nine-month period ended September 30, 2021, mainly driven by an increase in sales volume, and higher USD-linked costs, largely due to the devaluation of the ARS against the USD, a higher cost in raw materials, mainly aluminum, and higher inflation. Cost of sales as a percentage of net sales in the International Business operating segment decreased from 59.5% in the nine-month period ended September 30, 2020 to 52.8% in the nine-month period ended September 30, 2021.

Wine: Cost of sales in the Wine operating segment increased 13.3% from CLP 103,574 million for the nine-month period ended September 30, 2020 to CLP 117,385 million for the nine-month period ended September 30, 2021, mainly associated with the increase in sales volume, a higher cost of wine and mix effects, due to a higher contribution of premium wine brands in our volumes. Cost of sales as a percentage of net sales in the Wine operating segment increased from 58.6% in the nine-month period ended September 30, 2020 to 61.1% in the nine-month period ended September 30, 2021.

Gross Profit

Our gross profit increased 38.8% from CLP 578,240 million for the nine-month period ended September 30, 2020 to CLP 802,378 million for the nine-month period ended September 30, 2021, driven by the changes in net sales and cost of sales during such periods described above.

Marketing, Selling, Distribution and Administrative Expenses

MSD&A primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

MSD&A expenses increased 19.7%, from CLP 504,968 million for the nine-month period ended September 30, 2020 to CLP 604,618 million for the nine-month period ended September 30, 2021. The increase in MSD&A expenses was mostly driven by an increased sales volume and a normalization of marketing activities, the latter due to the contraction of marketing initiatives during 2020 due to the pandemic. As a percentage of Net sales, our MSD&A expenses decreased from 40.1% for the nine-month period ended September 30, 2020, to 36.4% in the nine-month period ended September 30, 2021, due to efficiency gains through the ExCCelencia CCU program across all our Operating segments. The MSD&A expenses performance of each Operating segment during the nine-month period ended September 30, 2021 is described below:

Chile: MSD&A expenses increased 14.8% from CLP 311,031 million for the nine-month period ended September 30, 2020, to CLP 356,962 million for the nine-month period ended September 30, 2021, consistent with the increased sales volume and the normalization of marketing activities. As a percentage of Net sales, MSD&A expenses contracted from 37.7% for the nine-month period ended September 30, 2020 to 32.8% for the nine-month period ended September 30, 2021.

International Business: MSD&A expenses increased 33.0% from CLP 143,510 million for the nine-month period ended September 30, 2020, to CLP 190,875 million for the nine-month period ended September 30, 2021, primarily due to increased sales volume and the negative impact from the inflation in Argentina. Nonetheless, as a percentage of Net sales, MSD&A expenses decreased from 52.2% for the nine-month period ended September 30, 2020 to 47.0% for the nine-month period ended September 30, 2021, due to efficiencies.

Wine: MSD&A expenses grew 2.5% from CLP 47,710 million for the nine-month period ended September 30, 2020, to CLP 48,901 million for the nine-month period ended September 30, 2021, mainly due to increased sales volume and higher marketing expenses. As a percentage of Net sales, MSD&A expenses improved from 27.0% for the nine-month period ended September 30, 2020 to 25.5% for the nine-month period ended September 30, 2021.

Other Income by Function

Other income by function decreased 37.8% from CLP 14,843 million for the nine-month period ended September 30, 2020, to CLP 9,237 million for the nine-month period ended September 30, 2021. The variation is primarily attributable to lower contribution from our operations in Argentina.

Other Expenses

Other expenses increased 26.6% from CLP 880 million for the nine-month period ended September 30, 2020, to CLP 1,114 million for the nine-month period ended September 30, 2021.

Adjusted Operating Result

As a result of the above, our Adjusted Operating Result increased 136.0% from CLP 87,235 million for the nine-month period ended September 30, 2020, to CLP 205,882 million for the nine-month period ended September 30, 2021, and our Adjusted Operating Result as a percentage of Net sales increased from 6.9% for the nine-month period ended September 30, 2020, to 12.4% for the nine-month period ended September 30, 2021.

The Adjusted Operating Result performance of each of our Operating segments for the nine-month period ended September 30, 2021 is described below:

Chile: The Adjusted Operating Result increased 106.1% from CLP 92,404 million for the nine-month period ended September 30, 2020, to CLP 190,478 million for the nine-month period ended September 30, 2021. Consequently, the Adjusted Operating Result margin increased from 11.2% for the nine-month period ended September 30, 2020, to 17.5% for the nine-month period ended September 30, 2021, mainly explained by higher average prices, due to a better mix in the portfolio, and efficiency gains.

International Business: The Adjusted Operating Result increased 138.1% from a loss of CLP 20,474 million for the nine-month period ended September 30, 2020, to a gain of CLP 7,809 million for the nine-month period ended September 30, 2021. The Adjusted Operating Result margin increased from negative 7.5% for the nine-month period ended September 30, 2020, to positive 1.9% for the nine-month period ended September 30, 2021, mainly due to volume growth, revenue management initiatives, efficiencies and a low comparison base in 2020 due to the pandemic.

Wine: The Adjusted Operating Result increased 0.1% from CLP 25,985 million for the nine-month period ended September 30, 2020, to CLP 26,016 million for the nine-month period ended September 30, 2021. The Adjusted Operating Result margin decreased from 14.7% for the nine-month period ended September 30, 2020, to 13.5% for the nine-month period ended September 30, 2021 attributable to an increase in the cost of wine and the appreciation of the CLP against the USD, which negatively impacted our export revenues.

Other: The Adjusted Operating Result for Others reached a loss of CLP 18,420 million for the nine-month period ended September 30, 2021, from a loss of CLP 10,680 million for the nine-month period ended September 30, 2020, mainly due to increased technological expenses.

Net Financial Expenses

Our Net Financial Expenses improved 25.7% from a loss of CLP 18,168 million for the nine-month period ended September 30, 2020 to a loss of CLP 13,506 million for the nine-month period ended September 30, 2021, primarily due to increased cash and cash equivalents.

Equity and income from joint ventures and associated companies

Our Equity and income from joint ventures and associated companies improved 56.5% from a loss of CLP 7,734 million for the nine-month period ended September 30, 2020, to a loss of CLP 3,362 million for the nine-month period ended September 30, 2021, mainly due to a better financial result in Colombia and Austral.

Foreign currency exchange differences

Our Foreign currency exchange differences decreased from a gain of CLP 4,423 million for the nine-month period ended September 30, 2020 to a loss of CLP 7,250 million for the nine-month period ended September 30, 2021, primarily explained by Argentina.

Result as per adjustment units

Our result as per adjustment units increased from a loss of CLP 851 million for the nine-month period ended September 30, 2020 to a gain of CLP 1,349 million for the nine-month period ended September 30, 2021, due to a higher rate of inflation in Argentina.

Income tax expense

Our income tax expense increased 162.2% from CLP 19,973 million for the nine-month period ended September 30, 2020 to CLP 52,362 million for the nine-month period ended September 30, 2021. This increase was primarily driven by the increase in our income before taxes.

Net income attributable to equity holders of the parent company

Our net income attributable to equity holders of the parent company increased 205.3% from CLP 41,109 million in the nine-month period ended September 30, 2020 to CLP 125,520 million for the nine-month period ended September 30, 2021, mainly explained by reasons described above.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests increased 137.1% from CLP 5,582 million in nine-month period ended September 30, 2020 to CLP 13,234 million for the nine-month period ended September 30, 2021, mainly due to a better result in Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., and Compañía Pisquera de Chile S.A.

Liquidity and capital resources

Capital expenditures

In the past, we have funded our capital expenditures mainly with cash generated by our operating activities. For more information, see “Item 5. B. Liquidity and Capital Resources” of our Annual Report. We expect to continue to incur expenses and capital expenditures as we expand our production and bottling operations, improve our distribution chain, increase assets destined to marketing of our products (mainly refrigerators), conduct environmental improvements and integrate new operations, among others.

The following table shows our capital expenditures by operating segment (additions of property, plant and equipment and intangibles other than goodwill) during the periods set forth:

	For the nine-month period ended September 30,
	2021	2020
	(in millions of CLP)
Chile Operating Segment	51,208	57,835
International Operating Segment	44,355	28,013
Wine Operating Segment	5,088	10,866
Other (1)	6,186	2,217
Total	106,837	98,931

(1)       Other includes capital expenditures that correspond to corporate support units.

Cash flows

The following table sets forth our cash flows for the periods indicated:

	For the nine-month period ended September 30,			Change from prior year	% Change from prior year
	2021	2021	2020
	(in millions of US$)	(in millions of CLP, except for percentages)
Net cash inflow from operating activities	249	202,399	97,819	104,580	106.9%
Net cash (outflow) from investing activities	(139)	(112,481)	(117,842)	5,361	(4.5)%
Net cash inflow (outflow) from financing activities	(117)	(95,227)	100,349	(195,576)	(194.9)%
Net increase (decrease) in cash and cash equivalents	(7)	(5,310)	80,326	(85,636)	(106.6%)

Net cash inflow from operating activities

For the nine-month period ended September 30, 2021, net cash inflow from operating activities was CLP 202,399 million, a 106.9% increase from CLP 97,819 million for the nine-month period ended September 30, 2020. This increase was principally the result of an increased sales volume in 2021 compared to 2020.

Net cash (outflow) from investing activities

For the nine-month period ended September 30, 2021, net cash (outflow) from investing activities was

CLP 112,481 million, a 4.5% decrease from CLP 117,842 million for the nine-month period ended September 30, 2020. This decrease was primarily explained by increases in capital expenditures for the purchase of property, plant and equipment.

Net cash inflow (outflow) from financing activities

Cash outflow from financing activities was CLP 95,227 million for the nine-month period ended September 30, 2021, compared to a CLP 100,349 million cash inflow for the nine-month period ended September 30, 2020, respectively. The reversion in trends is mainly explained by the issuance of CLP 191,227 million in bonds in Chile during 2020.

Contractual Obligations

The following table summarizes our known contractual obligations as of September 30, 2021:

			Payments due by period
			(in millions of CLP)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations(1)	524,053	10,097	112,905	134,065	266,986
Lease Liabilities(2)	46,005	2,101	15,987	4,111	23,806
Operating Lease Agreements(3)	132,134	55,820	36,756	36,756	2,801
Purchase and supply agreements(4)	1,145,851	217,651	463,879	463,879	443
Total	1,848,043	285,669	629,527	638,811	294,036

(1) Includes Interest expense.

(2) Includes our obligations to lease our headquarters building (see Note 22 to the Annual Consolidated Financial Statements for the year ended December 31, 2020).

(3) Includes commitments relating to service contracts, short-term and low-value lease agreements (see Note 35 to the Annual Consolidated Financial Statements for the year ended December 31, 2020).

(4) Includes raw material purchase contracts(see Note 35 to the Annual Consolidated Financial Statements for the year ended December 31, 2020).

Amortizing Schedule

The following tables summarize debt obligations held by us as of September 30, 2021. The tables present principal payment obligations (including interest) in millions of CLP and USD:

Contractual Amortization(1) (in millions of CLP) - Including Interests
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+
Bonds	1,245	12,457	23,510	34,563	79,240	33,653	21,599	9,546	9,316	66,048	2,599	121,452
Bank Loans	10,945	78,580	14,345	12,315	12,058	2,662	2,388	2,115	1,842	1,563	1,042	14,967
Total	12,198	91,037	37,855	46,878	91,298	36,314	23,988	11,661	11,158	67,611	3,641	136,419

(1) Excludes amortization of lease liabilities.

Contractual Amortization(1) (in millions of USD) - Including Interests
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+
Bonds	2	15	29	43	98	41	27	12	11	81	3	150
Bank Loans	13	97	18	15	15	3	3	3	2	2	1	18
Total	15	112	47	58	112	45	30	14	14	83	4	168

(1) Excludes amortization of lease liabilities.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements involving any transactions, agreements or other contractual arrangements involving an unconsolidated entity under which we have:

•       made guarantees;

•       a retained or contingent interest in transferred assets;

•       an obligation under derivative instruments classified as equity; or

•       any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development arrangements with us.

We have no other off-balance sheet arrangements.

Item 2

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

INDEX

INTERMIN CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)	4

INTERMIN CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)	5

INTERMIN CONSOLIDATED STATEMENT OF INCOME	6

INTERMIN CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	7

INTERMIN CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	8

INTERMIN CONSOLIDATED STATEMENT OF CASH FLOW	9

Note 1 General Information	10

Note 2 Summary of significant accounting policies	20

2.1	Basis of preparation	20
2.2	Basis of consolidation	21
2.3	Financial information as per operating segments	22
2.4	Foreign currency and adjustment units	22
2.5	Cash and cash equivalents	24
2.6	Other financial assets	24
2.7	Financial instruments	25
2.8	Financial asset impairment	28
2.9	Inventories	28
2.10	Current biological assets	28
2.11	Other non-financial assets	28
2.12	Property, plant and equipment	29
2.13	Leases	29
2.14	Investment properties assets	30
2.15	Intangible assets other than goodwill	30
2.16	Goodwill	30
2.17	Impairment of non-financial assets other than goodwill	31
2.18	Non-current assets of disposal groups classified as held for sale	31
2.19	Income taxes	31
2.20	Employees benefits	32
2.21	Provisions	32
2.22	Revenue recognition	33
2.23	Commercial agreements with distributors and supermarket chains	33
2.24	Cost of sales of products	33
2.25	Other incomes by function	34
2.26	Other expenses by function	34
2.27	Distribution expenses	34
2.28	Administrative expenses	34
2.29	Environment liabilities	34

Compañía Cervecerías Unidas S.A. and subsidiaries Intermin Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERMIN CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of september 30, 2021 and december 31, 2020

(ASSETS)

ASSETS	Notes	As of September 30, 2021	As of December 31, 2020
		ThCh$ Unaudited	ThCh$
Current assets
Cash and cash equivalents	8	382,522,231	396,389,016
Other financial assets	7	18,391,154	12,212,588
Other non-financial assets	9	23,904,815	15,278,558
Trade and other current receivables	10	286,669,489	275,387,923
Accounts receivable from related parties	11	4,829,683	5,313,079
Inventories	12	330,783,031	231,843,261
Biological assets	13	6,167,060	10,595,029
Current tax assets	25	15,594,820	10,865,347
Total current assets other than non-current assets of disposal groups classified as held for sale		1,068,862,283	957,884,801
Non-current assets of disposal groups classified as held for sale	14	2,233,390	2,121,327
Total Non-current assets of disposal groups classified as held for sale		2,233,390	2,121,327
Total current assets		1,071,095,673	960,006,128

Non-current assets
Other financial assets	7	23,183,686	11,953,435
Other non-financial assets	9	9,056,420	8,479,668
Trade and other non-current receivables	10	3,132,324	1,860,635
Accounts receivable from related parties	11	102,398	132,555
Investments accounted for using equity method	16	135,502,064	131,106,785
Intangible assets other than goodwill	17	142,988,643	128,257,441
Goodwill	18	127,227,342	117,190,763
Property, plant and equipment (net)	19	1,172,547,211	1,082,515,880
Investment property	20	8,985,307	7,705,942
Right of use assets	22	28,563,343	25,079,352
Deferred tax assets	25	40,015,632	51,044,712
Non-current tax receivable	25	3,149	3,236
Total non-current assets		1,691,307,519	1,565,330,404
Total Assets		2,762,403,192	2,525,336,532

F-4

Compañía Cervecerías Unidas S.A. and subsidiaries Intermin Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERMIN CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIA

As of september 30, 2021 and december 31, 2020

BILITIES AND EQUITY)

LIABILITIES AND EQUITY	Notes	As of September 30, 2021	As of December 31, 2020
LIABILITIES		ThCh$ unaudited	ThCh$
Current liabilities
Other financial liabilities	21	91,279,775	69,129,474
Current lease liabilities	22	6,201,679	4,934,639
Trade and other current payables	23	425,905,785	324,521,077
Accounts payable to related parties	11	23,127,519	18,432,354
Other current provisions	24	2,631,547	2,984,518
Current tax liabilities	25	18,404,149	21,251,222
Provisions for employee benefits	26	34,363,119	39,900,588
Other non-financial liabilities	27	77,630,217	40,370,214
Total current liabilities		679,543,790	521,524,086
Non-current liabilities
Other financial liabilities	21	374,925,825	412,876,856
Non-current lease liabilities	22	29,251,951	27,200,272
Trade and other non-current payables	23	15,391	19,875
Other non-current provisions	24	482,705	488,465
Deferred tax liabilities	25	119,862,492	118,729,946
Provisions for employee benefits	26	35,903,822	35,678,357
Total non-current liabilities		560,442,186	594,993,771
Total liabilities		1,239,985,976	1,116,517,857

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(117,479,584)	(187,924,176)
Retained earnings		960,527,119	921,805,285
Total equity attributable to equity holders of the parent		1,405,740,881	1,296,574,455
Non-controlling interests	29	116,676,335	112,244,220
Total Shareholders' Equity		1,522,417,216	1,408,818,675
Total Liabilities and Shareholders' Equity		2,762,403,192	2,525,336,532

F-5

Compañía Cervecerías Unidas S.A. and subsidiaries Intermin Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

INTERMIN CONSOLIDATED STATEMENT OF INCOME

(UNauditED)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the nine month periods ended September 30,		For the three month periods ended September 30,
		2021	2020	2021	2020
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales	6	1,662,363,668	1,257,964,330	622,729,627	428,355,466
Cost of sales	30	(859,986,129)	(679,724,564)	(330,148,397)	(238,476,781)
Gross margin		802,377,539	578,239,766	292,581,230	189,878,685
Other income by function	31	9,236,814	14,843,173	4,108,153	6,336,796
Distribution costs	30	(292,958,876)	(241,963,059)	(111,353,565)	(77,434,141)
Administrative expenses	30	(108,993,810)	(99,234,988)	(41,787,512)	(32,080,057)
Other expenses by function	30	(203,779,194)	(164,649,817)	(72,084,366)	(54,447,438)
Other gains (losses)	32	8,001,718	1,758,625	7,304,058	(3,690,103)
Income from operational activities		213,884,191	88,993,700	78,767,998	28,563,742
Finance income	33	9,506,947	2,565,994	2,689,372	527,322
Finance costs	33	(23,013,331)	(20,733,710)	(8,903,459)	(7,359,299)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(3,361,894)	(7,734,425)	(1,013,287)	(2,427,413)
Gains (losses) on exchange differences	33	(7,249,717)	4,423,179	(4,483,454)	(1,932,069)
Result as per adjustment units	33	1,349,090	(850,793)	551,589	734,912
Income before taxes		191,115,286	66,663,945	67,608,759	18,107,195
Income tax expense	25	(52,361,800)	(19,972,687)	(20,856,945)	(3,692,440)
Net income		138,753,486	46,691,258	46,751,814	14,414,755

Net income attributable to:
Equity holders of the parent		125,519,804	41,109,087	42,168,070	12,131,219
Non-controlling interests	29	13,233,682	5,582,171	4,583,744	2,283,536
Net income		138,753,486	46,691,258	46,751,814	14,414,755
Basic earnings per share (Chilean pesos) from:
Continuing operations		339.70	111.26	114.12	32.83
Diluted earnings per share (Chilean pesos) from:
Continuing operations		339.70	111.26	114.12	32.83

F-6

Compañía Cervecerías Unidas S.A. and subsidiaries Intermin Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERMIN CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(UNauditED)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the nine month periods ended September 30,		For the three month periods ended September 30,
		2021	2020	2021	2020
		ThCh$	ThCh$	ThCh$	ThCh$
Net income d		138,753,486	46,691,258	46,751,814	14,414,755
Other comprehensive income
Components of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	2,289,533	(576,759)	3,385,164	(165,516)
Other comprehensive income that will not be reclassified to income for the year, before taxes		2,289,533	(576,759)	3,385,164	(165,516)
Components of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	78,591,003	(17,303,077)	61,563,353	(26,812,514)
Gains (losses) on cash flow hedges	28	1,499,556	716,828	2,051,490	1,930,455
Other comprehensive income that will be reclassified to income for the year, before taxes		80,090,559	(16,586,249)	63,614,843	(24,882,059)
Other comprehensive income, before tax		82,380,092	(17,163,008)	67,000,007	(25,047,575)
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	(598,861)	155,638	(916,015)	44,602
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year		(598,861)	155,638	(916,015)	44,602
Income taxes related to components of other comprehensive income that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	(407,931)	(193,544)	(556,953)	(521,223)
Income taxes related to components of other comprehensive income that will be reclassified to income for the year		(407,931)	(193,544)	(556,953)	(521,223)
Total other comprehensive income and expense		81,373,300	(17,200,914)	65,527,039	(25,524,196)
Comprehensive income (expense)		220,126,786	29,490,344	112,278,853	(11,109,441)
Comprehensive income (expense) attributable to:
Equity holders of the parent (1)		201,824,579	23,808,522	104,216,193	(11,297,946)
Non-controlling interests		18,302,207	5,681,822	8,062,660	188,505
Total Comprehensive income (expense)		220,126,786	29,490,344	112,278,853	(11,109,441)

 .

F-7

Compañía Cervecerías Unidas S.A. and subsidiaries Intermin Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERMIN CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNauditED)

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2019	562.693.346	(101.931.435)	329.691	(7.728.154)	(28.172.631)	(137.502.529)	902.863.353	1.328.054.170	114.873.053	1.442.927.223
Changes
Final dividends (1)	-	-	-	-	-	-	(29.134.204)	(29.134.204)	-	(29.134.204)
Interim dividends according to policy (3)	-	-	-	-	-	-	(20.554.543)	(20.554.543)	-	(20.554.543)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(9.479.600)	(9.479.600)
Effects business combination (5)	-	-	-	-	-	-	-	-	573.955	573.955
Total comprehensive income (expense) (6)	-	(17.470.563)	522.358	(352.360)	-	(17.300.565)	41.109.087	23.808.522	5.681.822	29.490.344
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(48.181)	(48.181)	-	(48.181)	105.409	57.228
Total changes in equity	-	(17.470.563)	522.358	(352.360)	(48.181)	(17.348.746)	(8.579.660)	(25.928.406)	(3.118.414)	(29.046.820)
AS OF SEPTEMBER 30, 2020	562.693.346	(119.401.998)	852.049	(8.080.514)	(28.220.812)	(154.851.275)	894.283.693	1.302.125.764	111.754.639	1.413.880.403
Balanced as of January 1, 2020	562.693.346	(101.931.435)	329.691	(7.728.154)	(28.172.631)	(137.502.529)	902.863.353	1.328.054.170	114.873.053	1.442.927.223
Changes
Final dividends (1)	-	-	-	-	-	-	(29.134.204)	(29.134.204)	-	(29.134.204)
Interim dividends (2)	-	-	-	-	-	-	(20.692.161)	(20.692.161)	-	(20.692.161)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27.383.975)	(27.383.975)	-	(27.383.975)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(12.093.177)	(12.093.177)
Effects business combination (5)	-	-	-	-	-	-	-	-	573.955	573.955
Total comprehensive income (expense) (6)	-	(52.043.623)	2.968.182	(1.298.021)	-	(50.373.462)	96.152.272	45.778.810	8.794.350	54.573.160
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(48.185)	(48.185)	-	(48.185)	96.039	47.854
Total changes in equity	-	(52.043.623)	2.968.182	(1.298.021)	(48.185)	(50.421.647)	18.941.932	(31.479.715)	(2.628.833)	(34.108.548)
AS OF DECEMBER 31, 2020	562.693.346	(153.975.058)	3.297.873	(9.026.175)	(28.220.816)	(187.924.176)	921.805.285	1.296.574.455	112.244.220	1.408.818.675
Balanced as of January 1, 2021	562.693.346	(153.975.058)	3.297.873	(9.026.175)	(28.220.816)	(187.924.176)	921.805.285	1.296.574.455	112.244.220	1.408.818.675
Changes
Final dividends (1)	-	-	-	-	-	-	(24.038.068)	(24.038.068)	-	(24.038.068)
Interim dividends according to policy (3)	-	-	-	-	-	-	(62.759.902)	(62.759.902)	-	(62.759.902)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(11.545.856)	(11.545.856)
Total comprehensive income (expense) (6)	-	73.388.933	1.323.125	1.592.717	-	76.304.775	125.519.804	201.824.579	18.302.207	220.126.786
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(5.860.183)	(5.860.183)	-	(5.860.183)	(2.324.236)	(8.184.419)
Total changes in equity	-	73.388.933	1.323.125	1.592.717	(5.860.183)	70.444.592	38.721.834	109.166.426	4.432.115	113.598.541
AS OF SEPTEMBER 30, 2021	562.693.346	(80.586.125)	4.620.998	(7.433.458)	(34.080.999)	(117.479.584)	960.527.119	1.405.740.881	116.676.335	1.522.417.216

(1)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interim dividends that were paid on December 30, 2020 as agreed by the Board of Directors.
(3)	Corresponds to CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 28- Common Shareholders’ Equity) As of December 31, 2020 Corresponds to the differences between CCU’s policy to distribute a minimum of at least 50% of the income and the interim dividend payed as of December 30, 2020.
(4)	Mainly related to dividends to Non-controlling interest.
(5)	See Note 15 – Business combinations, letter a).
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 – General information, letter C, number (7).
(8)	See Note 1 – General information, letter C, number (11) and (12).

F-8
The accompanying notes 1 to 36 are an integral part of these intermin consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Intermin Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

INTERMIN CONSOLIDATED STATEMENT OF CASH FLOW

(UNauditED)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the nine month periods ended September 30,
		2021	2020
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,156,445,322	1,622,073,588
Other proceeds from operating activities	31	19,335,971	19,218,172
Classes of cash payments from operating activities:
Payments of operating activities		(1,373,983,115)	(1,100,301,640)
Payments of salaries		(221,889,753)	(190,344,572)
Other payments for operating activities		(304,515,242)	(223,362,677)
Cash flow from (used in) operations		275,393,183	127,282,871
Dividends received		1,074,595	648,731
Interest paid		(20,450,136)	(16,110,478)
Interest received		9,501,038	2,158,232
Income tax paid		(59,418,262)	(30,742,377)
Other cash movements	32	(3,701,859)	14,582,332
Net cash inflow from operating activities		202,398,559	97,819,311

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	-	(1,143,665)
Charges to related entities		56,724	29,702
Proceeds from the sale of interests in joint ventures	10	-	1,273,947
Other payments to acquire interests in joint ventures	8	(5,791,718)	(19,287,372)
Proceeds from sales of property, plan and equipment		90,964	216,232
Purchase of property, plant and equipment		(104,707,151)	(94,588,315)
Purchases of intangibles assets		(2,130,064)	(4,342,578)
Net cash (outflow) from investing activities		(112,481,245)	(117,842,049)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(8,709,120)	(76,643)
Proceeds from long-term loans and bonds		3,000,000	196,786,489
Proceeds from short-term loans and bonds		6,793,452	70,315,909
Total proceeds from loans and bonds		9,793,452	267,102,398
Loan form related entities		-	10,087
Loan and bonds payments		(39,735,556)	(77,802,705)
Payments of lease liabilities		(5,695,907)	(5,426,765)
Payments of loan from related parties		-	(10,087)
Dividends paid		(56,960,133)	(83,869,481)
Other cash movements		6,080,317	422,337
Net cash (outflow) from financing activities		(95,226,947)	100,349,141

Net (decrease) increase in cash and cash equivalents		(5,309,633)	80,326,403
Effects of exchange rate changes on cash and cash equivalents		(8,557,152)	76,145
Increase (decrease) in cash and cash equivalents		(13,866,785)	80,402,548

Cash and cash equivalents at beginning of the year		396,389,016	196,369,224
Cash and cash equivalents at end of the year	8	382,522,231	276,771,772

F-9
The accompanying notes 1 to 36 are an integral part of these intermin consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water, nectar and sport drinks in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of September 30, 2021 the Company had a total 9,316 employees detailed as follows:

	Number of employes
	Parent Company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	92	457
Other workers	315	8,845
Total	417	9,316

These Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared as of December 31, 2020 and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with September 30, 2020.

These Interim ConsolidatedFinancial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

Covid-19 Pandemic

With respect to the COVID-19 pandemic, as of the date of this report, we continue selling, producing and distributing our products, in all of our business operations. Since the COVID-19 was declared a pandemic in March 2020 by the World Health Organization, we have implemented a regional plan in the countries where we operate with three priorities: the health and safety of all our workers and the people we interact with, the continuity of our operations, and the financial health of the Company. To achieve these objectives, we established seven Corporate Covid Protocols in all our facilities, we have fully met the measures dictated by the authorities, actively promoted preventive and self-care measures to our workers and we allowed home-office for thousands of people, when it was possible. All of the measures, allowed us to maintain a safe work environment, being essential to balance the safety of the people and to continue supplying our customers and consumers with our products without interruption.

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecería CCU which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Guaraná and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecería CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek and Mahina) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan and distributes the Villa Pehuenia brand.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (CPCh) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte, Iguana and Báltica. At the same time it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition of importing pisco from Chile. Its wine portfolio includes the sale and distribution of the Eugenio Bustos y La Celia brands, Since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)). (See Note 1 - General information letter C) number (2)).

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colon and Santa Silvia acquired in May 2019, as indicated in the previous paragraph.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann nad Miller brands. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, and Kunstmann brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them. This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real, De La Sierra and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, and Cordillera brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2022
Blue Moon in Chile (5)	December 2021
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2022
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Paulaner in Paraguay	April 2022
Nestlé Pure Life in Chile (7)	December 2022
Patagonia in Chile	Indefinitely
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of September 30, 2021			As of December 31, 2020
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (10)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.7811	0.2189	100.0000	100.0000
Cervecería Szot SpA. (***) (4)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (9)	76,572,360-4	Chile	US Dollar	8.3747	91.6175	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (12)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.7533	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA.	76,933,685-0	Chile	US Dollar	-	99.9950	99.9950	99.9950
La Barra S.A. (6)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (***) (5)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (12)	91,041,000-8	Chile	Chilean Pesos	-	83.4354	83.4354	82.9870
Manantial S.A. (8)	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	83.4354	83.4354	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Bodega San Juan S.A.U. (2)	0-E	Argentina	Argentine Pesos	-	-	-	82.9870
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9936	99.9936	99.9936
Compañía Industrial Cervecera S.A. (11)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (2)	0-E	Argentina	Argentine Pesos	-	83.4354	83.4354	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (11)	0-E	Argentina	Argentine Pesos	-	99.9369	99.9369	89.9150
Bebidas Bolivianas BBO S.A.	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	Estados Unidos	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC (14)	0-E	Estados Unidos	US Dollar	-	83.4354	83.4354	-
Inversiones CCU Lux S.à r.l. (13)	0-E	Luxemburgo	US Dollar	99.9999	-	99.9999	99.9999
Southern Breweries S.C.S.	0-E	Luxemburgo	US Dollar	38.7810	61.2141	99.9951	99.9951
Bebidas del Paraguay S.A. (**) (7)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (**) (7)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (7)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A. (3)	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter C), Subsidiaries with direct or indirect participation of less than 50%.

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of September 30, 2021	As of December 31, 2020
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (10)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (4)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (9)	76,572,360-4	Chile	US Dollar	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (12)	76,593,550-4	Chile	Chilean Pesos	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA.	76,933,685-0	Chile	US Dollar	100.0000	100.0000
La Barra S.A. (6)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (***) (5)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (12)	91,041,000-8	Chile	Chilean Pesos	83.4354	82.9870
Manantial S.A. (8)	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	83.4354	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bodega San Juan S.A.U. (2)	0-E	Argentina	Argentine Pesos	-	82.9870
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (11)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (2)	0-E	Argentina	Argentine Pesos	83.4354	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (11)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A.	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	Estados Unidos	US Dollar	80.0000	80.0000
VSPT US LLC (14)	0-E	Estados Unidos	US Dollar	83.4354	-
Inversiones CCU Lux S.à r.l. (13)	0-E	Luxemburgo	US Dollar	99.9999	99.9999
Southern Breweries S.C.S.	0-E	Luxemburgo	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (**) (7)	0-E	Paraguay	Paraguayan Guaranies	50.0049	50.0049
Distribuidora del Paraguay S.A. (**) (7)	0-E	Paraguay	Paraguayan Guaranies	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (7)	0-E	Paraguay	Paraguayan Guaranies	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A. (3)	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter D), Subsidiaries with direct or indirect participation of less than 50%.

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The main movements in the ownership of the subsidiaries included in these Interim consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On January 31 April, 15, 2020 and September 4, 2020, the Company made capital contributions to the subsidiary CCU Inversiones II Ltda. for an amount of US$ 11,500,000 (equivalent to ThCh$ 9,176,540), US$ 16,500,000 (equivalent to ThCh$ 14,002,395) and US$ 12,200,000 (equivalent to ThCh$ 9,411,690) respectively.

On August 18, 2021 the Company made a capital contribution to subsidiary CCU Inversiones II SpA in the amount of
US$ 7,500,000 (equivalent to ThCh$ 5,922,150).

Through public deed dated September 30, 2021, the Company and CCU Inversiones S.A., as the only partners of CCU Inversiones II, agreed to turn this company into a joint-stock company (SpA.).

(2) Finca La Celia S.A. and Bodega San Juan S.A.U.

On December 21, 2020, the boards of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to carry out a merger process of both companies, in which the first one will be the legal continuer, the second one will be dissolved without liquidation, with effect from January 1, 2021.

In order to the merge could be materialized, all the formal requirements and stages established by Argentine regulations must be met and it must be approved in the last instance by the General Inspection of Justice of the City of Buenos Aires, Argentina. The Management estimates that this process will not generate significant effects on its Financial Statements.

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard, located in the Eugenio Bustos district, San Carlos department in the province of Mendoza by a deed of sale and after having obtained regulatory approvals in Argentina.

The Company has determined the provisional fair values of assets and liabilities related to this business combination, mainly for export market, as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	-
Total non-current assets	2,730,067
Total Assets	2,730,067
Total current liabilities	-
Total non-current liabilities	549,697
Total liabilities	549,697

Identifiable Net Assets Acquired / Investment value	2,180,370
Bargain purchase gain (*)	(1,677,294)
Investment value	503,076

(*) See Note 32 - Other gain (losses)

(3) Milotur S.A.

On August 21, 2020, the subsidiary CCU Inversiones II Ltda. made a capital contribution to Milotur S.A. for an amount of US$ 4,000,000 (equivalent to ThCh$ 3,143,360), maintaining its participation percentage.

(4) Cervecería Szot SpA.

On August 28, 2020, Szot carried out a capital increase equivalent to 95,710 shares. The shareholder Cervecería Kunstmann S.A. (CK) suscribed 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L shares equivalent to ThCh$ 42,506. As a result of the aforementioned, CK ended with a total participation of 50.0005% in this subsidiary.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

(5) Mahina SpA.

On February 18, 2020, the subsidiary CK acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares, of which CK subscribed 50 shares at a value of ThCh$ 50,000, which were paid on March 26, 2021. As a consequence, CK owns 551 shares equivalent to 50.0909%. Aditionally, it was incorporated into the consolidation process of CCU (See Note 15 - Business combinations).

For this business combination, the provisional fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	114,510
Total non-current assets	1,035,490
Total Assets	1,150,000
Total current liabilities	-
Total non-current liabilities	-
Total liabilities	-

Net identificable assets acquired	1,150,000
Non-controlling interests	(573,955)
Bargain purchase gain	(1,045)
Investment value	575,000

(6) La Barra S.A. (former ECOMCCU S.A.)

On March 20, 2020, the Company and its subsidiary Cervecera CCU Chile Ltda. incorporated the subsidiary ECOMCCU S.A. It is purpose will be marketing and sale of beverages, food products and household items. The capital of the subsidiary amounts to ThCh$ 1,500,000, divided into 1,500,000 shares. On July 22, 2020 the capital was paid.

On December 2, 2020 the first Extraordinary Shareholders' Meeting was held, where a change for the name of the subsidiary was agreed and it was renamed as La Barra S.A.

(7) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and Sajonia Brewing Company S.R.L.

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired an additional 27% of the stock rights of the Paraguayan company Sajonia Brewing Company S.R.L., which ended with a 78% stake in this company. The amount paid for this transaction increased to ThCh$ 48,257 (400 million guaranies.)

On July 1, 2020, Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the non-controlling interest of Sajonia Brewing Company S.R.L. by 21% and 1% respectively, thus reaching 100% of the participation. The amount paid for this transaccion was ThCh$ 33,458 (279 million guaranies).

(8) Manantial S.A.

On April 16, 2020, the subsidiary Aguas CCU-Nestlé Chile S.A. (Aguas) made a capital contribution to the subsidiary Manantial S.A. for an amount of ThCh$ 1,500,000 resulting in Aguas with 99.0775% and Embotelladoras Chilenas Unidas S.A. with 0.9225% of the share capital.

(9) Inversiones Invex CCU Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. for an amount of ThCh$ 2,500,000.

On June 1, 2021, the Company agreed to the division of this company, with the establishment of a new, limited liability company called Inversiones Invex SB Limitada. For division purposes the share capital of Inversiones Invex CCU Ltda. was reduced from US$ 306,466,817 to US$ 185,322,809.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Through public deed dated August 2, 2021, the liquidation of Inversiones Invex SB Ltda. was agreed upon and materialized on July 31, 2021.

In the dissolution agreement for that company its assets and liabilities were transferred to its partners, Inversiones Invex Tres Ltda., CCU Inversiones S.A. and CCU S.A.

(10) Inversiones Invex CCU Tres Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Tres Ltda. for an amount of ThCh$ 800,000.

(11) Compañía Industrial Cervecera S.A. and Sáenz Briones y Cía. S.A.I.C.

On April 16, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,643 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders, consequently leaving it with a 94.2138% interest in that company.

The amount disbursed for this transaction was ThCh$ 2,549,142 (337 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest amounted to ThCh$ 2,094,489.

On July 13, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 160,548 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders. Consequently, it now has a 95.6345% interest in said company.

The amount disbursed for this transaction was ThCh$ 945,892 (122 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 901,791.

On August 9, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,920 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders. Consequently, it now has a 99.9419% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,153,967 (390 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 2,909,529.

(12) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A. (VSPT)

On September 10, 2021, subsidiary CCU Inversiones S.A. acquired an additional 0.4485% of subsidiary Viña San Pedro Tarapacá S.A. for the amount of ThCh$ 1,167,074, equivalent to 179,274,015 shares, leaving it with total interest of 83.4542%.

(13) Inversiones CCU Lux S.á r.l.

On August 30, 2021 through a share transfer contract, CCU Inversiones II SpA. sold its interest in subsidiary CCU Lux
S.à r.l. to the Company for ThCh$ 127,567 (US$ 163,554).

(14) VSPT US LLC

On August 9, 2021, through its subsidiary Viña San Pedro Tarapacá S.A., the Company established VSPT US LLC, whose purpose is the marketing, distribution and sale of wines. The company’s capital amounts to US$ 400,000, which as of September 30, 2021 had not been paid.

D)	Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

D)	Joint operations:

(a)	Promarca S.A

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

For the nine month period ended September 30, 2021, Promarca S.A. recorded a profit of ThCh$ 4,148,089 (ThCh$ 2,828,631 September 30, 2020, which in accordance with the Company’s policies is 100% distributable.

(b)	Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

For the nine month period ended September 30, 2021, BCP recorded a profit of ThCh$ 1,846,277 (ThCh$ 204,094 September 30, 2020), which in accordance with the Company’s policies is 100% distributable.

(c)	Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

For the nine month period ended September 30, 2021, BCCCU recorded a loss of ThCh$ 108,385 (a profit of ThCh$ 1,869,640 September 30, 2020), which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above, letter a) to c), meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

E)	Early termination Budweiser license

The general aspects of the transaction are described below:

a)	Description of the Transaction.

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and
IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

Status of the Transaction as of September 30, 2021

In accordance with Section III above, CCU-A will receive annual payments of up to US$ 28,000,000 equivalent to ThCh$ 17,107,440, before taxes, from ABI within a period of up to 3 years, depending on the volume and the time it takes for the transition of production and/or commercialization of the Brands to CCU-A. This will be reflected in income, as that performance obligation is fulfilled. For the nine month periodic ended September 30, 2021, US$ 4,703,062 have been recognized in Other Revenue by Function, equivalent to ThCh$ 3,818,416 (US$ 14,211,597 September 30, 2020, equivalent to ThCh$ 11,200,870)

Note 2 Summary of significant accounting policies

Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1	Basis of preparation

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB).

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

The application of new accounting pronouncements as of January 1, 2021, had no significant effect on the Company's consolidated financial statements

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2023
IFRS 17	Insurance contracts.	January 1, 2023
Amendment to IFRS 3	Updating the Business Combination reference to the Conceptual Framework.	January 1, 2022
Amendment to IAS 37	Updating the Contingent Assets and Liabilities reference to the Conceptual Framework.	January 1, 2022
Amendment to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use.	January 1, 2022
Amendment to IFRS 9	Fees in the ’10 percent’ Test for Derecognition of Financial Liabilities	January 1, 2022
Amendment to IAS 41	Taxation in fair value measurements.	January 1, 2022
Amendment to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.	January 1, 2023

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Interim Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan, Paraguayan and Bolivian subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia and associate in Perú is the Colombian Peso and Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Intermin Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	2,541,139	(867,802)	(901,639)	542,436

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of September 30, 2021	As of December 31, 2020	As of September 30, 2020
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	811.90	710.95	788.15
Average US Dollar	Averange USD	783.63	734.73	773.40
Euro	EUR	939.48	873.30	923.11
Argentine Peso	ARS	8.22	8.45	10.35
Uruguayan Peso	UYU	18.91	16.79	18.51
Canadian Dollar	CAD	639.39	557.00	591.79
Sterling Pound	GBP	1,092.88	967.15	1,016.97
Paraguayan Guarani	PYG	0.12	0.10	0.11
Swiss Franc	CHF	869.46	804.97	854.92
Bolivian	BOB	116.65	102.15	113.24
Australian Dollar	AUD	585.70	545.88	564.70
Danish Krone	DKK	126.35	117.40	124.00
Brazilian Real	BRL	148.77	137.33	140.04
Colombian Peso	COP	0.21	0.21	0.20
Adjustment units
Unidad de fomento (*)	UF	30,088.37	29,070.33	28,707.85
Unidad indexada (**)	UI	95.58	80.45	86.79

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of September 30, 2021	As of December 31, 2020	As of September 30, 2020

Argentina Consumer Price Index	523.15	384.01	348.19
Index percentage variation of Argentina Consumer Price Index	35.6%	35.5%	22.8%

2.5	Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities and derivative contracts.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets are past-due when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a) Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

b) Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

F-26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Financial liabilities

The Company recognizes a financial liability in its Intermin Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least a twelve months after the closing date of the Intermin Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Intermin Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses). The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Intermin Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Intermin Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Intermin Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Intermin Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Intermin Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Intermin Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Intermin Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired, If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not separately recognized. The entire carrying amount of the investment in joint venture is assessed for impairment as a single asset provided that there are indications that the investment may be impaired.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Intermin Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Intermin Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23 - Other provisions).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates. Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occurs and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Intermin Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 4 Accounting changes

During the nine month period ended on September 30, 2021, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Interim Consolidated Financial Statements.

Note 5 Risk Administration

Risk Management

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and Exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of September 30, 2021, the Company maintained foreign currency obligations amounting to ThCh$ 103,977,443 (ThCh$ 101,157,358 as of December 31, 2020), mostly denominated in US Dollars. Foreign currency obligations ThCh$ 11,904,914 as of September 30, 2021, (ThCh$ 29,034,945 as of December 31, 2020) represent a 3% (6% as of December 31, 2020) of total other financial liabilities. The remaining 97% (94% as of December 31, 2020) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 217,493,815 (ThCh$ 195,343,807 as of December 31, 2020) that mainly correspond to export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to
ThCh$ 2,452,728 (net liability ThCh$ 6,411,371 as of December 31, 2020).

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso as compared to other currencies.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of September 30, 2021, the Company in Chile, after the use of derivate instruments, holds a net liability position in foreign currencies of ThCh$ 12,493,701 (net passive position ThCh$ 1,451,523 as of December 31, 2020).

As of September 30, 2021, of the Company’s total sales, both in Chile and abroad, 6% (8% as of September 30, 2020) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 62% (64% as of September 30, 2020) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Interim Consolidated Statement of Income by Function for the period ended as of September 30, 2021, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 7,249,717 (a gain of ThCh$ 4,423,179 as of September 30, 2020). Considering exposure as of September 30, 2021 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 912,040 (a gain ThCh$ 163,396 as of September 30, 2020) associated of the owners of the controller.

Considering that approximately 6% of the Company’s sales revenue comes from export sales carried out in Chile (8% as of September 30, 2020), in currencies other than Chilean Peso, and that approximately 62% (64% as of September 30, 2020) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 21,328,459 (ThCh$ 15,146,355 as of September 30, 2020).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month (except for Argentina which uses the end of period Exchange rate as the reporting date). The operating income of foreign subsidiaries as of September 30, 2021 was a loss of ThCh$ 8,216,333 (a loss of ThCh$ 20,122,559 as of September 30, 2020). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a gain before taxes of ThCh$ 821,633 (loss of ThCh$ 2,012,256 as of September 30, 2020).

The net investment in foreign subsidiaries, associates and joint ventures as of September 30, 2021, amounted to ThCh$ 301,497,260, ThCh$ 758,299 and ThCh$ 123,212,601, respectively (ThCh$ 238,824,995, ThCh$ 1,337,526 and ThCh$ 119,777,994 as of December 31, 2020). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in Net income (loss) of ThCh$ 42,546,816 (ThCh$ 35,994,052 as of December 31, 2020) recorded as a credit (charge) to equity. The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

As of September 30, 2021, the Company had not variable interest debt (ThCh$ 8,250,670 as of December 31, 2020). Consequently, as of September 30, 2021, the company’s financing structure is composed of approximately 0% (2% as of December 31, 2020) of debt with variable interest rate, and 100% (98% as of December 31, 2020) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of September 30, 2021, after considering the effect of interest rates and currency swaps, a 100% (100% as of December 31, 2020) of the Company’s debt is at fixed interest rates.

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the nine months ended as of September 30, 2021, related to short and long-term debt amounted to ThCh$ 23,013,331 (ThCh$ 20,733,710 as of September 31, 2020). As of September 30, 2021 and 2020, the company does not hold liabilities with a variable interest rate.

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the nine-months ended as of September 30, 2021, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 1,349,090 (a loss of ThCh$ 850,793 as of September 30, 2020). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 10% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,273,508 (ThCh$ 4,524,141 as of September 30, 2020).

Raw material Price risk

The main exposure to raw materials Price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (7% as of September 30, 2020) of the direct cost of the Chile Operating segment.

As of September 30, 2021, in the Chile Operation segment, the cost of cans represented approximately 21% of direct costs (20% as of September 30, 2020). In the International Business Operating segment, the cost of cans represented approximately 37% of direct raw materials costs as of September 30, 2021 (37% as of September 30, 2020).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (24% as of September 30, 2020) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (20% as of December 31, 2020) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 43% (33% as of December 31, 2020) of our wine supply for export came from our own vineyards.

The remaining 74% (80% as of December 31, 2020) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 60% (65% as of December 31, 2020) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (16% as of December 31, 2020) of the total supply.

We should consider that as of September 30, 2021, wine represents 60% (59% as of September 30, 2020) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 36% (38% as of September 30, 2020).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the nine months ended as of September 30, 2021, amounted to ThCh$ 674,519,604 (ThCh$ 513,921,864 as of September 30, 2020). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 34,813,947 (ThCh$ 25,760,806 as of September 30, 2020) for the Chile Operating segment, ThCh$ 12,656,577 (ThCh$ 9,428,727 as of September 30, 2020) for the International Business Operating segment and ThCh$ 7,493,235 (ThCh$ 6,595,608 as of September 30, 2020) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 61% of total trade accounts receivable (70% as of December 31, 2020). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of September 30, 2021, is equivalent to 86% (86% as of December 31,2020) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 22 days overdue (33 as of December 31, 2020).

As of September 30, 2021, the Company has approximately 1,104 customers (1,405 as of December 31, 2020) with more than Ch$ 10 million in debt each, which altogether represent approximately 85% (88% as of December 31, 2020) of total trade accounts receivable. There are 227 customers (272 customers as of December 31, 2020) with balances in excess of Ch$ 50 million each, representing approximately 74% (76% as of December 31, 2020) of the total accounts receivable. The 96% (92% as of December 31, 2020) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2020).

As of September 30, 2021, the Company has no significant guarantees from its customers.

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of September 30, 2021, that amount to ThCh$ 5.930.861 (ThCh$ 6,323,298 as of December 31, 2020) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 22% of total trade accounts receivable (13% as of December 31, 2020). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 99% (98% as of December 31, 2020) of individually significant accounts receivable. This coverage accounts for more than 89% (89% as of December 31, 2020) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of September 30, 2021, there were 70 customers (60 as of December 31, 2020) with more than ThCh$ 65,000 of debt each, which represent 94% (88% as of December 31, 2020) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 23 days overdue (25 days average as of December 31, 2020).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of September 30, 2021. See analysis of accounts receivable aging and losses due to impairment of accounts receivables.

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of September 30, 2021, the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

Risk from health crises

Health crises, pandemics or the outbreak of contagious diseases at a global or regional level could have a negative impact on our operations and financial position.

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the case of the recent outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, limit our production and distribution capacity, and/or generate a contraction in the demand for our products. The degree of impact on our operations will depend on factors that we cannot predict, such as the duration, spread, and severity of the health crisis.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the economies where we operate or the financial markets, and consequently in our financial condition or results of operations.

The Company’s financial liabilities expiring as of September 30, 2021 and December 31, 2020 based on undiscounted contractual cash flows are summarized as follows:

As of September 30, 2021	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	104,982,112	8,852,648	73,187,750	12,978,028	11,040,380	2,765,885	108,824,691
Bond payable	337,354,136	1,244,556	11,212,266	46,789,672	113,117,970	242,863,213	415,227,677
Lease liabilities	35,453,630	2,100,913	5,389,782	10,597,169	4,110,965	23,806,482	46,005,311
Deposits for return of bottles and containers	14,669,955	-	14,669,955	-	-	-	14,669,955
Sub-Total	492,459,833	12,198,117	104,459,753	70,364,869	128,269,315	269,435,580	584,727,634
Hedging derivatives
Derivatives not designated as hedges	186,870	186,870	-	-	-	-	186,870
Derivatives designated as hedges	9,012,527	1,767,699	3,395,652	857,271	3,199,128	-	9,219,750
Sub-Total	9,199,397	1,954,569	3,395,652	857,271	3,199,128	-	9,406,620
Total	501,659,230	14,152,686	107,855,405	71,222,140	131,468,443	269,435,580	594,134,254

As of December 31, 2020	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	125,906,105	836,693	39,751,923	79,476,094	12,885,867	803,482	133,754,059
Bond payable	332,416,479	4,954,003	7,303,258	34,748,671	109,950,580	255,265,277	412,221,789
Lease liabilities	32,134,911	1,689,539	4,415,461	7,687,792	4,724,806	23,943,806	42,461,404
Deposits for return of bottles and containers	14,116,167	-	14,116,167	-	-	-	14,116,167
Sub-Total	504,573,662	7,480,235	65,586,809	121,912,557	127,561,253	280,012,565	602,553,419
Hedging derivatives
Derivatives not designated as hedges	4,243,939	4,243,939	-	-	-	-	4,243,939
Derivatives designated as hedges	5,323,640	1,176,303	4,521,259	-	-	-	5,697,562
Sub-Total	9,567,579	5,420,242	4,521,259	-	-	-	9,941,501
Total	514,141,241	12,900,477	70,108,068	121,912,557	127,561,253	280,012,565	612,494,920

(*) View current and non-current book value in Note 7– Financial Instruments.

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3.Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

a)	Information as per operating segments for the nine - month periods ended September 30, 2021 and 2020:

	Chile		International Business		Wines		Others		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,060,365,766	799,643,797	393,819,815	266,979,202	180,225,157	167,089,972	(80,502)	-	1,634,330,236	1,233,712,971
Other income	14,801,603	12,526,988	8,753,164	7,545,563	3,609,271	3,390,933	869,394	787,875	28,033,432	24,251,359
Sales revenue between segments	13,319,064	12,037,202	3,187,613	291,887	8,197,125	6,300,292	(24,703,802)	(18,629,381)	-	-
Net sales	1,088,486,433	824,207,987	405,760,592	274,816,652	192,031,553	176,781,197	(23,914,910)	(17,841,506)	1,662,363,668	1,257,964,330
Change %	32.1	-	47.6	-	8.6	-	-	-	32.1	-
Cost of sales	(541,635,623)	(421,729,459)	(214,208,389)	(163,586,810)	(117,384,700)	(103,573,621)	13,242,583	9,165,326	(859,986,129)	(679,724,564)
% of Net sales	49.8	51.2	52.8	59.5	61.1	58.6	-	-	51.7	54.0
Gross margin	546,850,810	402,478,528	191,552,203	111,229,842	74,646,853	73,207,576	(10,672,327)	(8,676,180)	802,377,539	578,239,766
% of Net sales	50.2	48.8	47.2	40.5	38.9	41.4	-	-	48.3	46.0
MSD&A (1)	(356,961,518)	(311,030,562)	(190,875,142)	(143,510,412)	(48,901,067)	(47,710,035)	(7,880,637)	(2,717,043)	(604,618,364)	(504,968,052)
% of Net sales	32.8	37.7	47.0	52.2	25.5	27.0	-	-	36.4	40.1
Other operating income (expenses)	588,956	956,496	7,131,790	11,806,232	269,716	487,396	132,836	713,237	8,123,298	13,963,361
Adjusted operating result (2)	190,478,248	92,404,462	7,808,851	(20,474,338)	26,015,502	25,984,937	(18,420,128)	(10,679,986)	205,882,473	87,235,075
Change %	106.1	-	(138.1)	-	0.1	-	-	-	136.0	-
% of Net sales	17.5	11.2	1.9	(7.5)	13.5	14.7	-	-	12.4	6.9
Net financial expense	-	-	-	-	-	-	-	-	(13,506,384)	(18,167,716)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(3,361,894)	(7,734,425)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(7,249,717)	4,423,179
Results as per adjustment units	-	-	-	-	-	-	-	-	1,349,090	(850,793)
Other gains (losses)	-	-	-	-	-	-	-	-	8,001,718	1,758,625
Income before taxes									191,115,286	66,663,945
Tax income (expense)									(52,361,800)	(19,972,687)
Net income									138,753,486	46,691,258
Non-controlling interests									13,233,682	5,582,171
Net income attributable to equity holders of the parent									125,519,804	41,109,087
Depreciation and amortization	49,037,336	50,976,961	23,606,743	21,040,025	8,377,437	8,642,283	2,691,263	1,975,935	83,712,779	82,635,204
ORBDA (3)	239,515,584	143,381,423	31,415,594	565,687	34,392,939	34,627,220	(15,728,865)	(8,704,051)	289,595,252	169,870,279
Change %	67.0	-	5,453.5	-	(0.7)	-	-	-	70.5	-
% of Net sales	22.0	17.4	7.7	0.2	17.9	19.6	-	-	17.4	13.5

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b)	Information as per operating segments for the trhee month periods ended September 30, 2021 and 2020:

	Chile		International Business		Wines		Others		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	369,217,670	268,719,670	179,062,510	86,354,305	65,802,540	64,501,109	(80,268)	-	614,002,452	419,575,084
Other income	4,367,940	4,211,800	3,025,600	3,201,324	1,111,699	1,077,426	221,936	289,832	8,727,175	8,780,382
Sales revenue between segments	5,244,504	4,789,461	3,110,825	81,322	3,932,655	3,325,822	(12,287,984)	(8,196,605)	-	-
Net sales	378,830,114	277,720,931	185,198,935	89,636,951	70,846,894	68,904,357	(12,146,316)	(7,906,773)	622,729,627	428,355,466
Change %	36.4	-	106.6	-	2.8	-	-	-	45.4	-
Cost of sales	(195,901,656)	(147,971,386)	(97,590,010)	(54,291,365)	(43,363,052)	(40,488,859)	6,706,321	4,274,829	(330,148,397)	(238,476,781)
% of Net sales	51.7	53.3	52.7	60.6	61.2	58.8	-	-	53.0	55.7
Gross margin	182,928,458	129,749,545	87,608,925	35,345,586	27,483,842	28,415,498	(5,439,995)	(3,631,944)	292,581,230	189,878,685
% of Net sales	48.3	46.7	47.3	39.4	38.8	41.2	-	-	47.0	44.3
MSD&A (1)	(121,307,130)	(102,423,524)	(83,770,559)	(44,175,176)	(16,953,014)	(16,862,958)	(2,649,748)	(291,930)	(224,680,451)	(163,753,588)
% of Net sales	32.0	36.9	45.2	49.3	23.9	24.5	-	-	36.1	38.2
Other operating income (expenses)	61,717	435,952	3,347,506	4,987,523	69,888	76,943	84,050	628,330	3,563,161	6,128,748
Adjusted operating result (2)	61,683,045	27,761,973	7,185,872	(3,842,067)	10,600,716	11,629,483	(8,005,693)	(3,295,544)	71,463,940	32,253,845
Change %	122.2	-	(287.0)	-	(8.8)	-	-	-	121.6	-
% of Net sales	16.3	10.0	3.9	(4.3)	15.0	16.9	-	-	11.5	7.5
Net financial expense	-	-	-	-	-	-	-	-	(6,214,087)	(6,831,977)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(1,013,287)	(2,427,413)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(4,483,454)	(1,932,069)
Results as per adjustment units	-	-	-	-	-	-	-	-	551,589	734,912
Other gains (losses)	-	-	-	-	-	-	-	-	7,304,058	(3,690,103)
Income before taxes									67,608,759	18,107,195
Tax income (expense)									(20,856,945)	(3,692,440)
Net income									46,751,814	14,414,755
Non-controlling interests									4,583,744	2,283,536
Net income attributable to equity holders of the parent									42,168,070	12,131,219
Depreciation and amortization	15,951,745	17,234,072	9,746,660	6,325,445	2,803,652	2,974,661	1,506,276	698,540	30,008,333	27,232,718
ORBDA (3)	77,634,790	44,996,045	16,932,532	2,483,378	13,404,368	14,604,144	(6,499,417)	(2,597,004)	101,472,273	59,486,563
Change %	72.5	-	581.8	-	(8.2)	-	-	-	70.6	-
% of Net sales	20.5	16.2	9.1	2.8	18.9	21.2	-	-	16.3	13.9

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Sales information by geographic location

Net sales per geographical location	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Chile (1)	1,238,949,283	969,085,979	429,648,794	333,273,023
Argentina (2)	366,609,690	235,733,894	172,141,817	77,336,449
Uruguay	12,836,953	12,747,675	4,374,563	4,159,412
Paraguay	29,743,149	24,823,321	11,546,866	8,095,547
Bolivia	14,224,593	15,573,461	5,017,587	5,491,035
Foreign countries	423,414,385	288,878,351	193,080,833	95,082,443
Total	1,662,363,668	1,257,964,330	622,729,627	428,355,466

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
Net Sales	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Domestic sales	1,565,325,709	1,159,298,299	590,821,395	392,138,516
Exports sales	97,037,959	98,666,031	31,908,232	36,216,950
Total	1,662,363,668	1,257,964,330	622,729,627	428,355,466

Sales information by product category

Sales information by product category	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Alcoholic business	1,137,200,984	848,241,244	443,064,247	299,907,264
Non-alcoholic business	497,129,252	385,471,727	170,938,205	119,667,820
Others (1)	28,033,432	24,251,359	8,727,175	8,780,382
Total	1,662,363,668	1,257,964,330	622,729,627	428,355,466

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	49,037,336	50,976,961	15,951,745	17,234,072
International Business operating segment	23,606,743	21,040,025	9,746,660	6,325,445
Wines operating segment	8,377,437	8,642,283	2,803,652	2,974,661
Others (1)	2,691,263	1,975,935	1,506,276	698,540
Total	83,712,779	82,635,204	30,008,333	27,232,718

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Cash flows Operating Segments

Cash flows Operating Segments	For the nine month periods ended as of September 30,
	2021	2020
	ThCh$	ThCh$
Cash flows from Operating activities	202,398,559	97,819,311
Chile operating segment	109,234,167	39,160,695
International business operating segment	34,786,333	(2,488,045)
Wines operating segment	13,687,641	17,887,279
Others (1) (*)	44,690,418	43,259,382

Cash flows from Investing Activities	(112,481,245)	(117,842,049)
Chile operating segment	(26,228,251)	(66,996,753)
International business operating segment	(44,253,450)	(27,937,023)
Wines operating segment	(5,054,142)	(11,388,114)
Others (1) (*)	(36,945,402)	(11,520,159)

Cash flows from Financing Activities	(95,226,947)	100,349,141
Chile operating segment	(100,431,512)	(25,969,382)
International business operating segment	(2,874,449)	25,068,196
Wines operating segment	(40,226,809)	24,278,156
Others (1) (*)	48,305,823	76,972,171

(1)	Others include Corporate Support Units, due to cash flows are managed by CCU.

(*) It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the nine month periods ended as of September 30,
	2021	2020
	ThCh$	ThCh$
Chile operating segment	51,208,090	57,834,716
International Business operating segment	44,355,139	28,013,410
Wines operating segment	5,088,321	10,865,983
Others (1)	6,185,665	2,216,784
Total	106,837,215	98,930,893

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile operating segment	1,489,255,652	1,473,645,561
International Business operating segment	547,405,323	428,447,375
Wines operating segment	425,406,409	425,591,825
Others (1)	300,335,808	197,651,771
Total	2,762,403,192	2,525,336,532
(1)	Includes assets corresponding to the Corporate Support Units.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Assets per geographic location

Assets per geographical location	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile (1)	2,171,067,155	2,065,140,158
Argentina (2)	477,916,301	353,431,002
Uruguay	25,605,660	23,678,290
Paraguay	51,370,093	48,742,190
Bolivia	36,443,983	34,344,892
Total	2,762,403,192	2,525,336,532
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilities as per operating segments

Liabilities as per Operating segment	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile operating segment	667,539,888	599,712,023
International Business operating segment	234,149,446	174,963,952
Wines operating segment	161,231,041	175,772,540
Others (1)	177,065,601	166,069,342
Total	1,239,985,976	1,116,517,857

(1)	Others include liabilities corresponding to the Corporate Support Units.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Operating Segment’s additional information

The Intermin Consolidated Statement of Income classified according to the Company’s operations management is as follows:

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
		2021	2020	2021	2020
		ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,634,330,236	1,233,712,971	614,002,452	419,575,084
Other income		28,033,432	24,251,359	8,727,175	8,780,382
Net sales		1,662,363,668	1,257,964,330	622,729,627	428,355,466
Change %		32.1	-	45.4	-
Cost of sales		(859,986,129)	(679,724,564)	(330,148,397)	(238,476,781)
% of Net sales		51.7	54.0	53.0	55.7
Gross margin		802,377,539	578,239,766	292,581,230	189,878,685
% of Net sales		48.3	46.0	47.0	44.3
MSD&A (1)		(604,618,364)	(504,968,052)	(224,680,451)	(163,753,588)
% of Net sales		36.4	40.1	36.1	38.2
Other operating income (expenses)		8,123,298	13,963,361	3,563,161	6,128,748
Adjusted operating result (2)		205,882,473	87,235,075	71,463,940	32,253,845
Change %		136.0	-	121.6	-
% of Net sales		12.4	6.9	11.5	7.5
Net financial expense	33	(13,506,384)	(18,167,716)	(6,214,087)	(6,831,977)
Equity and income of associates and joint ventures	16	(3,361,894)	(7,734,425)	(1,013,287)	(2,427,413)
Gains (losses) on exchange differences	33	(7,249,717)	4,423,179	(4,483,454)	(1,932,069)
Results as per adjustment units	33	1,349,090	(850,793)	551,589	734,912
Other gains (losses)	32	8,001,718	1,758,625	7,304,058	(3,690,103)
Income before taxes		191,115,286	66,663,945	67,608,759	18,107,195
Tax income (expense)	25	(52,361,800)	(19,972,687)	(20,856,945)	(3,692,440)
Net income		138,753,486	46,691,258	46,751,814	14,414,755
Non-controlling interests	29	13,233,682	5,582,171	4,583,744	2,283,536
Net income attributable to equity holders of the parent		125,519,804	41,109,087	42,168,070	12,131,219
Depreciation and amortization	30	83,712,779	82,635,204	30,008,333	27,232,718
ORBDA (3)		289,595,252	169,870,279	101,472,273	59,486,563
Change %		70.5	-	70.6	-
% of Net sales		17.4	13.5	16.3	13.9

See definition of (1), (2) and (3), in information as per Operating segment under this Note.

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the nine month ended September 30, 2021 and 2020:

	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	138,753,486	46,691,258	46,751,814	14,414,755
Add (Subtract):
Other gains (losses)	(8,001,718)	(1,758,625)	(7,304,058)	3,690,103
Finance income	(9,506,947)	(2,565,994)	(2,689,372)	(527,322)
Finance costs	23,013,331	20,733,710	8,903,459	7,359,299
Share of net loss of joint ventures and associates accounted for using the equity method	3,361,894	7,734,425	1,013,287	2,427,413
Gains (losses) on exchange differences	7,249,717	(4,423,179)	4,483,454	1,932,069
Result as per adjustment units	(1,349,090)	850,793	(551,589)	(734,912)
Income tax expense	52,361,800	19,972,687	20,856,945	3,692,440
Adjusted operating result	205,882,473	87,235,075	71,463,940	32,253,845
Depreciation and amortization	83,712,779	82,635,204	30,008,333	27,232,718
ORBDA	289,595,252	169,870,279	101,472,273	59,486,563

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(292,958,876)	(241,963,059)	(111,353,565)	(77,434,141)
Administrative expenses	(108,993,810)	(99,234,988)	(41,787,512)	(32,080,057)
Other expenses by function	(203,779,194)	(164,649,817)	(72,084,366)	(54,447,438)
Other expenses included in ´Other expenses by function´	1,113,516	879,812	544,992	208,048
Total MSD&A	(604,618,364)	(504,968,052)	(224,680,451)	(163,753,588)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 - Investments accounted for using equity method.

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	7,489,664	-	222,443	-
Market securities and investments in other companies	10,901,490	-	7,329,096	-
Derivative hedge assets	-	23,183,686	4,661,049	11,953,435
Total other financial assets	18,391,154	23,183,686	12,212,588	11,953,435
Accounts receivable - trade and other receivable (net)	286,669,489	3,132,324	275,387,923	1,860,635
Accounts receivable from related parties	4,829,683	102,398	5,313,079	132,555
Total accounts receivables	291,499,172	3,234,722	280,701,002	1,993,190
Sub-Total financial assets	309,890,326	26,418,408	292,913,590	13,946,625
Cash and cash equivalents	382,522,231	-	396,389,016	-
Total financial assets	692,412,557	26,418,408	689,302,606	13,946,625
Bank borrowings	64,126,525	40,855,587	37,754,705	88,151,400
Bonds payable	7,340,297	330,013,839	7,691,023	324,725,456
Deposits for return of bottles and containers	14,669,955	-	14,116,167	-
Total financial liabilities measured at amortized cost	86,136,777	370,869,426	59,561,895	412,876,856
Derivatives not designated as hedges	186,870	-	4,243,939	-
Derivatives designated as hedges	4,956,128	4,056,399	5,323,640	-
Total financial derivatives liabilities	5,142,998	4,056,399	9,567,579	-
Total other financial liabilities (*)	91,279,775	374,925,825	69,129,474	412,876,856
Lease Liabilities	6,201,679	29,251,951	4,934,639	27,200,272
Total lease liabilities (**)	6,201,679	29,251,951	4,934,639	27,200,272
Account payable- trade and other payable	425,905,785	15,391	324,521,077	19,875
Accounts payable to related parties	23,127,519	-	18,432,354	-
Total commercial obligations and other accounts payable	449,033,304	15,391	342,953,431	19,875
Total financial liabilities	546,514,758	404,193,167	417,017,544	440,097,003

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Intermin Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of September 30, 2021		As of December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	7,489,664	7,489,664	222,443	222,443
Market securities and investments in other companies	10,901,490	10,901,490	7,329,096	7,329,096
Derivative hedge assets	23,183,686	23,183,686	16,614,484	16,614,484
Total other financial assets	41,574,840	41,574,840	24,166,023	24,166,023
Accounts receivable - trade and other receivable (net)	289,801,813	289,801,813	277,248,558	277,248,558
Accounts receivable from related parties	4,932,081	4,932,081	5,445,634	5,445,634
Total accounts receivables	294,733,894	294,733,894	282,694,192	282,694,192
Sub-Total financial assets	336,308,734	336,308,734	306,860,215	306,860,215
Cash and cash equivalents	382,522,231	382,522,231	396,389,016	396,389,016
Total financial assets	718,830,965	718,830,965	703,249,231	703,249,231
Bank borrowings	104,982,112	104,847,982	125,906,105	131,188,200
Bonds payable	337,354,136	318,871,974	332,416,479	373,570,478
Deposits for return of bottles and containers	14,669,955	14,669,955	14,116,167	14,116,167
Total financial liabilities measured at amortized cost	457,006,203	438,389,911	472,438,751	518,874,845
Derivatives not designated as hedges	186,870	186,870	4,243,939	4,243,939
Derivatives designated as hedges	9,012,527	9,012,527	5,323,640	5,323,640
Total financial derivatives liabilities	9,199,397	9,199,397	9,567,579	9,567,579
Total other financial liabilities (*)	466,205,600	447,589,308	482,006,330	528,442,424
Lease Liabilities	35,453,630	35,453,630	32,134,911	32,134,911
Total lease liabilities (**)	35,453,630	35,453,630	32,134,911	32,134,911
Account payable- trade and other payable	425,921,176	425,921,176	324,540,952	324,540,952
Accounts payable to related parties	23,127,519	23,127,519	18,432,354	18,432,354
Total commercial obligations and other accounts payable	449,048,695	449,048,695	342,973,306	342,973,306
Total financial liabilities	950,707,925	932,091,633	857,114,547	903,550,641

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, financial derivative liabilities, and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b)	Financial instruments by category:

As of September 30, 2021	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	7,489,664	-	-	7,489,664
Marketable securities and investments in other companies	10,901,490	-	-	10,901,490
Derivative hedge assets	-	-	23,183,686	23,183,686
Total other financial assets	18,391,154	-	23,183,686	41,574,840
Cash and cash equivalents	-	382,522,231	-	382,522,231
Trade and other receivable (net)	-	289,801,813	-	289,801,813
Accounts receivable from related parties	-	4,932,081	-	4,932,081
Total financial assets	18,391,154	677,256,125	23,183,686	718,830,965

As of September 30, 2021	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	104,982,112	104,982,112
Bonds payable	-	-	337,354,136	337,354,136
Deposits for return of bottles and containers	-	-	14,669,955	14,669,955
Derivatives not designated as hedges	186,870	-	-	186,870
Derivatives designated as hedges	-	9,012,527	-	9,012,527
Total Other financial liabilities	186,870	9,012,527	457,006,203	466,205,600
Leases liabilities	-	-	35,453,630	35,453,630
Account payable- trade and other payable	-	-	425,921,176	425,921,176
Accounts payable to related parties	-	-	23,127,519	23,127,519
Total financial liabilities	186,870	9,012,527	941,508,528	950,707,925

As of December 31, 2020	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	222,443	-	-	222,443
Marketable securities and investments in other companies	7,329,096	-	-	7,329,096
Derivative hedge assets	-	-	16,614,484	16,614,484
Total other financial assets	7,551,539	-	16,614,484	24,166,023
Cash and cash equivalents	-	396,389,016	-	396,389,016
Trade and other receivable (net)	-	277,248,558	-	277,248,558
Accounts receivable from related parties	-	5,445,634	-	5,445,634
Total financial assets	7,551,539	679,083,208	16,614,484	703,249,231

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of December 31, 2020	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	125,906,105	125,906,105
Bonds payable	-	-	332,416,479	332,416,479
Deposits for return of bottles and containers	-	-	14,116,167	14,116,167
Derivatives not designated as hedges	4,243,939	-	-	4,243,939
Derivatives designated as hedges	-	5,323,640	-	5,323,640
Total Other financial liabilities	4,243,939	5,323,640	472,438,751	482,006,330
Leases liabilities	-	-	32,134,911	32,134,911
Account payable- trade and other payable	-	-	324,540,952	324,540,952
Accounts payable to related parties	-	-	18,432,354	18,432,354
Total financial liabilities	4,243,939	5,323,640	847,546,968	857,114,547

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of September 30, 2021				As of December 31, 2020
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	3	8,000	23,183,686	4,530,851	4	10,000	16,614,484	4,815,182
Less than a year	-	-	-	4,530,851	-	-	4,661,049	4,815,182
Between 1 and 5 years	3	8,000	23,183,686	-	4	10,000	11,953,435	-
Cross currency interest rate swaps USD/EURO	-	-	-	-	1	11,600	-	508,458
Less than a year	-	-	-	-	1	11,600	-	508,458
Cross currency swaps UF/EURO	1	296	-	1,230,288	-	-	-	-
More than 5 years	-	-	-	61,294	-	-	-	-
Total instruments	1	296	-	1,168,994	-	-	-	-
Cross currency swaps UF/USD	1	479	-	3,251,388	-	-	-	-
Entity	-	-	-	363,983	-	-	-	-
Nature of risks covered	1	479	-	2,887,405	-	-	-	-
Total	5		23,183,686	9,012,527	5		16,614,484	5,323,640
Forwards USD	16	131,552	6,291,676	124,091	21	101,418	63,143	4,118,216
Less than a year	16	131,552	6,291,676	124,091	21	101,418	63,143	4,118,216
Forwards Euro	3	24,494	1,078,181	3,312	5	23,884	9,819	125,723
Less than a year	3	24,494	1,078,181	3,312	5	23,884	9,819	125,723
Forwards CAD	1	2,200	-	52,895	1	2,500	100,958	-
Less than a year	1	2,200	-	52,895	1	2,500	100,958	-
Forwards GBP	1	440	-	6,572	1	800	48,523	-
Less than a year	1	440	-	6,572	1	800	48,523	-
Forwards GBP	1	1,591	119,807	-	-	-	-	-
Entity	1	1,591	119,807	-	-	-	-	-
Total	22		7,489,664	186,870	28		222,443	4,243,939
Total instruments	27		30,673,350	9,199,397	33		16,836,927	9,567,579

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in
Note 21 – Other financial liabilities.

As of September 30, 2021
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow exchange rate on bank bonds	UF	95,258,983	CLP	87,725,721	7,533,262	08-10-2023
Scotiabank Chile	Flow exchange rate on bank bonds	UF	62,287,787	CLP	57,574,833	4,712,954	06-01-2023
Banco Santander - Chile	Flow exchange rate on bank bonds	UF	92,707,315	CLP	86,300,696	6,406,619	06-01-2023
Scotiabank Chile	Flow exchange rate on bank bonds	UF	14,532,662	USD	17,784,050	(3,251,388)	06-01-2025
Scotiabank Chile	Flow exchange rate on bank bonds	UF	8,990,765	EUR	10,221,053	(1,230,288)	06-02-2025

As of December 31, 2020
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	USD	8,288,973	EUR	8,797,431	(508,458)	06-18-2021
Banco de Chile	Flow exchange rate on bank bonds	UF	53,163,284	CLP	48,502,235	4,661,049	09-15-2021
Banco Santander - Chile	Flow exchange rate on bank bonds	UF	99,523,402	CLP	96,705,562	2,817,840	08-10-2023
Scotiabank Chile	Flow exchange rate on bank bonds	UF	63,400,143	CLP	61,365,413	2,034,730	06-01-2023
Banco Santander - Chile	Flow exchange rate on bank bonds	UF	94,206,548	CLP	91,920,865	2,285,683	06-01-2023

The Intermin Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the nine-month period ended September 30, 2021, a credit before income taxes of ThCh$ 1,499,556 (ThCh$ 716,828 as of September 30, 2020), related to the fair value of Cross Currency Interest Rate Swaps and Cross Currency Swaps.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1 Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2 Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Level 3 Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of September 30, 2021	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	7,489,664	-	7,489,664	-
Market securities and investments in other companies	10,901,490	10,901,490	-	-
Derivative hedge assets	23,183,686	-	23,183,686	-
Total other financial assets	41,574,840	10,901,490	30,673,350	-
Derivatives not designated as hedges	186,870	-	186,870	-
Derivatives designated as hedges	9,012,527	-	9,012,527	-
Total financial derivative liabilities	9,199,397	-	9,199,397	-

As of December 31, 2020	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	-	222,443	-
Market securities and investments in other companies	7,329,096	7,329,096	-	-
Derivative hedge assets	16,614,484	-	16,614,484	-
Total other financial assets	24,166,023	7,329,096	16,836,927	-
Derivatives not designated as hedges	4,243,939	-	4,243,939	-
Derivatives designated as hedges	5,323,640	-	5,323,640	-
Total financial derivative liabilities	9,567,579	-	9,567,579	-

During the nine-month period ended as of September 30, 2021, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 8 Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Cash on hand	192,132	320,274
Bank balances	69,258,884	80,767,977
Cash	69,451,016	81,088,251
Time deposits	159,664,527	106,109,299
Securities purchased under resale agreements	146,275,947	179,357,487
Investments in mutual funds	7,130,741	19,194,583
Short term investments classified as cash equivalents	153,406,688	198,552,070
Cash equivalents	313,071,215	304,661,369
Overnight deposits	-	10,639,396
Total other cash and cash equivalents	-	10,639,396
Total	382,522,231	396,389,016

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The composition of cash and cash equivalents by currency as of September 30, 2021, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,464	4,228	-	9,898	-	-	101,542	-	192,132
Bank balances	46,850,131	7,940,894	8,450,762	936,231	572,085	1,846,087	1,202,767	1,459,927	69,258,884
Cash	46,926,595	7,945,122	8,450,762	946,129	572,085	1,846,087	1,304,309	1,459,927	69,451,016
Time deposits	137,663,350	19,486,141	-	2,515,036	-	-	-	-	159,664,527
Securities purchased under resale agreements	146,275,947	-	-	-	-	-	-	-	146,275,947
Investments in mutual funds	-	-	-	7,130,741	-	-	-	-	7,130,741
Short term investments classified as cash equivalents	146,275,947	-	-	7,130,741	-	-	-	-	153,406,688
Cash equivalents	283,939,297	19,486,141	-	9,645,777	-	-	-	-	313,071,215
Total	330,865,892	27,431,263	8,450,762	10,591,906	572,085	1,846,087	1,304,309	1,459,927	382,522,231

The composition of cash and cash equivalents by currency as of December 31, 2020, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	83,672	3,702	-	13,683	-	26,056	193,161	-	320,274
Bank balances	63,009,146	7,026,213	862,011	2,474,235	1,213,256	2,508,234	3,227,494	447,388	80,767,977
Cash	63,092,818	7,029,915	862,011	2,487,918	1,213,256	2,534,290	3,420,655	447,388	81,088,251
Time deposits	92,915,729	4,621,188	-	8,572,382	-	-	-	-	106,109,299
Securities purchased under resale agreements	179,353,248	4,239	-	-	-	-	-	-	179,357,487
Investments in mutual funds	-	-	-	19,194,583	-	-	-	-	19,194,583
Short term investments classified as cash equivalents	179,353,248	4,239	-	19,194,583	-	-	-	-	198,552,070
Cash equivalents	272,268,977	4,625,427	-	27,766,965	-	-	-	-	304,661,369
Overnight deposits	-	10,639,396	-	-	-	-	-	-	10,639,396
Total other cash and cash equivalents	-	10,639,396	-	-	-	-	-	-	10,639,396
Total	335,361,795	22,294,738	862,011	30,254,883	1,213,256	2,534,290	3,420,655	447,388	396,389,016

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The composition of time deposits is detailed as follows:

As of September 30, 2021:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Central de Chile	09-14-2021	10-04-2021	CLP	3,499,487	0.11
Banco Central de Chile	09-20-2021	10-04-2021	CLP	14,998,001	0.10
Banco Central de Chile	09-21-2021	10-05-2021	CLP	999,833	0.10
Banco Central de Chile	09-21-2021	10-05-2021	CLP	1,999,667	0.10
Banco Central de Chile	09-23-2021	10-07-2021	CLP	1,599,627	0.10
Banco Central de Chile	09-24-2021	10-07-2021	CLP	16,996,035	0.10
Banco Central de Chile	09-27-2021	10-07-2021	CLP	5,498,717	0.10
Banco Consorcio - Chile	08-17-2021	10-07-2021	CLP	80,633	0.09
Banco Consorcio - Chile	09-13-2021	10-04-2021	CLP	2,880,084	0.18
Banco Consorcio - Chile	09-14-2021	10-07-2021	CLP	102,658	0.17
Banco Consorcio - Chile	09-22-2021	10-22-2021	CLP	4,362,595	0.18
Banco Consorcio - Chile	09-29-2021	10-29-2021	CLP	4,555,582	0.18
Banco de Chile	09-28-2021	10-05-2021	USD	4,871,405	0.00
Banco de Chile	09-28-2021	10-07-2021	CLP	4,500,296	0.09
Banco de Crédito e Inversiones - Chile	09-15-2021	10-05-2021	CLP	3,469,832	0.14
Banco de Crédito e Inversiones - Chile	09-20-2021	10-20-2021	CLP	11,247,404	0.16
Banco de Crédito e Inversiones - Chile	09-21-2021	10-26-2021	CLP	211,507	0.17
Banco de Crédito e Inversiones - Chile	09-22-2021	10-27-2021	CLP	6,252,833	0.17
Banco de Crédito e Inversiones - Chile	09-23-2021	10-28-2021	CLP	605,380	0.17
Banco de Crédito e Inversiones - Chile	09-30-2021	11-04-2021	CLP	2,252,250	0.17
Banco de Crédito e Inversiones - Chile	09-30-2021	10-07-2021	CLP	12,500,000	0.14
Banco del Estado de Chile	08-23-2021	10-07-2021	USD	9,743,314	0.00
Banco Itaú - Chile	08-31-2021	10-06-2021	CLP	5,005,000	0.10
Banco Itaú - Chile	08-31-2021	10-07-2021	CLP	7,012,724	0.10
Banco Itaú - Chile	09-10-2021	10-05-2021	CLP	10,483	0.15
Banco Santander - Chile	09-28-2021	11-15-2021	USD	4,871,422	0.01
Banco Santander Río - Argentina	09-10-2021	10-12-2021	ARS	2,515,036	0.03
HSBC Chile	09-24-2021	10-08-2021	CLP	3,008,025	0.11
Scotiabank Chile	08-02-2021	10-05-2021	CLP	4,608,142	0.09
Scotiabank Chile	08-02-2021	10-04-2021	CLP	4,507,965	0.09
Scotiabank Chile	08-19-2021	10-19-2021	CLP	6,307,938	0.09
Scotiabank Chile	08-23-2021	10-25-2021	CLP	4,581,041	0.09
Scotiabank Chile	08-26-2021	10-26-2021	CLP	2,115,788	0.10
Scotiabank Chile	08-27-2021	10-27-2021	CLP	289,325	0.10
Scotiabank Chile	08-30-2021	11-02-2021	CLP	1,052,610	0.11
Scotiabank Chile	09-27-2021	10-04-2021	CLP	551,888	0.10
Total				159,664,527

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of December 31, 2020:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Bice - Chile	11-30-2020	01-18-2021	CLP	599,924	0.02
Banco Bice - Chile	12-01-2020	02-16-2021	CLP	500,562	0.02
Banco Bice - Chile	12-21-2020	01-05-2021	CLP	171,656	0.02
Banco Consorcio - Chile	11-30-2020	01-11-2021	CLP	1,199,904	0.02
Banco de Chile	11-30-2020	02-22-2021	CLP	1,036,848	0.02
Banco de Chile	11-30-2020	01-20-2021	CLP	599,916	0.02
Banco de Chile	12-29-2020	01-05-2021	USD	3,554,760	0.05
Banco de Chile	12-29-2020	01-05-2021	USD	1,066,428	0.05
Banco de Chile	12-29-2020	01-05-2021	CLP	2,750,018	0.01
Banco de Crédito e Inversiones - Chile	12-03-2020	01-07-2021	CLP	4,001,080	0.03
Banco de Crédito e Inversiones - Chile	12-03-2020	01-12-2021	CLP	2,970,653	0.03
Banco de Crédito e Inversiones - Chile	12-04-2020	02-02-2021	CLP	3,035,095	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-09-2021	CLP	4,005,434	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-19-2021	CLP	4,000,760	0.03
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	349,981	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	1,599,915	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	150,770	0.02
Banco del Estado de Chile	12-02-2020	03-02-2021	CLP	3,203,525	0.02
Banco del Estado de Chile	12-14-2020	03-12-2021	CLP	2,998,561	0.02
Banco del Estado de Chile	12-28-2020	01-07-2021	CLP	599,968	0.02
Banco del Estado de Chile	12-28-2020	01-04-2021	CLP	5,160,074	0.01
Banco Galicia	12-22-2020	01-21-2021	ARS	4,264,230	0.03
Banco Itaú - Chile	12-18-2020	03-18-2021	CLP	5,003,388	0.04
Banco Itaú - Chile	12-22-2020	02-19-2021	CLP	4,002,133	0.04
Banco Patagonia	12-11-2020	01-11-2021	ARS	4,308,152	0.03
Banco Santander - Chile	10-23-2020	01-21-2021	CLP	3,002,365	0.02
Banco Santander - Chile	11-26-2020	01-11-2021	CLP	5,001,133	0.02
Banco Santander - Chile	11-26-2020	01-25-2021	CLP	5,001,133	0.02
Banco Santander - Chile	12-04-2020	02-02-2021	CLP	5,000,867	0.02
Banco Security - Chile	11-26-2020	01-22-2021	CLP	5,001,133	0.02
Banco Security - Chile	12-29-2020	03-29-2021	CLP	3,953,938	0.03
Scotiabank Chile	11-26-2020	02-23-2021	CLP	4,928,234	0.02
Scotiabank Chile	11-26-2020	02-24-2021	CLP	5,074,166	0.02
Scotiabank Chile	12-16-2020	02-15-2021	CLP	7,972,555	0.02
Scotiabank Chile	12-24-2020	03-24-2021	CLP	40,040	0.03
Total				106,109,299

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The composition of securities purchased under resale agreements is detailed as follows:

As of September 30, 2021:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	09-23-2021	10-05-2021	CLP	1,499,510	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	09-15-2021	10-04-2021	CLP	499,690	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	09-15-2021	10-04-2021	CLP	499,690	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	09-15-2021	10-04-2021	CLP	5,027,006	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	09-29-2021	10-12-2021	CLP	2,806,864	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	09-29-2021	10-12-2021	CLP	2,688,066	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	09-15-2021	10-04-2021	CLP	6,630	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-27-2021	10-14-2021	CLP	500,050	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-30-2021	10-14-2021	CLP	1,192,180	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-30-2021	10-14-2021	CLP	307,820	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-23-2021	10-05-2021	CLP	840	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-29-2021	10-12-2021	CLP	2,505,337	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-15-2021	10-04-2021	CLP	2,179,956	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-27-2021	10-21-2021	CLP	500,050	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-27-2021	10-12-2021	CLP	22,389	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-30-2021	10-13-2021	CLP	993,721	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-30-2021	10-13-2021	CLP	6,279	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-27-2021	10-12-2021	CLP	399,659	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-27-2021	10-12-2021	CLP	195,939	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	09-27-2021	10-12-2021	CLP	404,502	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	09-29-2021	10-12-2021	CLP	1,000,033	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	09-30-2021	10-14-2021	CLP	1,000,000	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	09-15-2021	10-04-2021	CLP	3,191,608	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	09-27-2021	10-12-2021	CLP	1,977,811	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-13-2021	10-04-2021	CLP	6,503,683	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-15-2021	10-04-2021	CLP	2,501,250	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-15-2021	10-04-2021	CLP	560	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-16-2021	10-12-2021	CLP	2,000,933	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-16-2021	10-04-2021	CLP	1,000,467	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-23-2021	10-05-2021	CLP	4,000,933	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-29-2021	10-12-2021	CLP	1,000,033	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-15-2021	10-04-2021	CLP	2,101,050	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-15-2021	10-04-2021	CLP	1,400,700	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-21-2021	10-05-2021	CLP	1,000,300	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-30-2021	10-13-2021	CLP	1,000,000	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-15-2021	10-04-2021	CLP	560	0.10
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	09-28-2021	10-14-2021	CLP	1,000,067	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	09-27-2021	10-21-2021	CLP	2,067,026	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	09-30-2021	10-13-2021	CLP	500,000	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	09-27-2021	10-21-2021	CLP	16,257,326	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	09-10-2021	10-04-2021	CLP	649,628	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	09-10-2021	10-04-2021	CLP	351,039	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	09-29-2021	10-07-2021	CLP	1,018,517	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	09-27-2021	10-13-2021	CLP	12,443,234	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	09-27-2021	10-21-2021	CLP	3,023,784	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	09-29-2021	10-07-2021	CLP	603,557	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	09-29-2021	10-07-2021	CLP	462,590	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	09-27-2021	10-21-2021	CLP	7,993,100	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	09-27-2021	10-13-2021	CLP	11,962,525	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	09-30-2021	10-05-2021	CLP	2,800,692	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	09-27-2021	10-13-2021	CLP	9,385,565	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	09-27-2021	10-13-2021	CLP	10,131,855	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	09-27-2021	10-21-2021	CLP	1,162,119	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	09-30-2021	10-05-2021	CLP	2,199,308	0.10
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	09-29-2021	10-07-2021	CLP	987,242	0.10
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	09-27-2021	10-13-2021	CLP	6,082,321	0.10
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	09-29-2021	10-07-2021	CLP	2,928,314	0.10
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	09-27-2021	10-14-2021	CLP	350,039	0.10
Total					146,275,947

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of December 31, 2020:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	12,198,902	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	799,928	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	3,499,685	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	1,799,838	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	849,924	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	5,000,000	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	301,140	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	75	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	327	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	168	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	79	0.01
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	598,213	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-05-2021	CLP	1,497,373	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-21-2021	CLP	1,546,802	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	997,022	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-28-2020	01-05-2021	CLP	25,177,686	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-05-2021	CLP	2,553,682	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-07-2021	CLP	1,989,442	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	498,511	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-07-2021	CLP	598,291	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-05-2021	CLP	2,642	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-05-2021	CLP	246,346	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-07-2021	CLP	10,578	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-14-2021	CLP	667,953	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-07-2021	CLP	1,715	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-30-2020	01-21-2021	CLP	453,218	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2020	01-14-2021	CLP	1,500,045	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2020	01-05-2021	CLP	4,823,214	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-30-2020	01-14-2021	CLP	2,000,020	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2020	01-14-2021	CLP	7,832,132	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2020	01-21-2021	CLP	1,200,012	0.03
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,815	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	900,084	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	3,025	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,512	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2020	01-14-2021	CLP	8,400,084	0.03
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	5,000,000	0.02
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-30-2020	01-14-2021	CLP	1,000,010	0.03
BASA - Paraguay	BASA - Paraguay	10-19-2020	01-18-2021	USD	4,239	0.02
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2020	01-14-2021	CLP	11,525,797	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2020	01-07-2021	CLP	4,793,536	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-07-2021	CLP	20,639,190	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-14-2021	CLP	5,031,227	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-07-2021	CLP	37,761	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-14-2021	CLP	12,085,681	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2020	01-07-2021	CLP	3,530,093	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2020	01-14-2021	CLP	1,995,032	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	9,363,062	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-07-2021	CLP	14,000,280	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	600,012	0.03
Total					179,357,487

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Payments for business acquisitions are detailed as follows:

	For the nine periods ended as of September 30,
	2021	2020
	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	5,791,718	19,287,372
Cash flow used for control of subsidiaries or other business (2)	8,709,120	76,643
Payment for changes in ownership interests in subsidiaries (3)	-	1,143,665
Total	14,500,838	20,507,680

(1)	In 2021 corresponds to capital contributions made Zona Franca Central Cervecera S.A.S., and in 2020 Central Cervecera de Colombia S.A.S. (see Note 16 – Investments accounted using equity method).
(2)	In 2021 See Note 1 – general information, letter C), numbers (11) and (12). In 2020, see Note 1 – General information, letter C) number (7).
(3)	See Note 15 – Business combinations letter a).

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	4,000,730	-	3,279,763	-
Advertising	10,211,959	8,030,456	8,467,220	7,436,606
Advances to suppliers	5,303,934	-	1,495,893	-
Prepaid expenses	2,868,312	865,451	1,138,498	885,281
Total advances	22,384,935	8,895,907	14,381,374	8,321,887
Guarantees paid	11,153	146,348	11,153	142,232
Consumables	654,412	-	462,362	-
Dividends receivable	854,315	-	423,669	-
Other	-	14,165	-	15,549
Total other assets	1,519,880	160,513	897,184	157,781
Total	23,904,815	9,056,420	15,278,558	8,479,668

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	130,948,408	-	152,262,513	-
International business operating segment	60,337,359	-	47,024,646	-
Wines operating segment	57,166,739	-	49,402,271	-
Total commercial debtors	248,452,506	-	248,689,430	-
Impairment loss estimate	(5,930,861)	-	(6,323,298)	-
Total commercial debtors - net	242,521,645	-	242,366,132	-
Others accounts receivables (1)	44,147,844	3,132,324	33,021,791	1,860,635
Total other accounts receivable	44,147,844	3,132,324	33,021,791	1,860,635
Total	286,669,489	3,132,324	275,387,923	1,860,635

(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented.

The Company’s accounts receivable are denominated in the following currencies:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chilean Peso	180,753,163	183,196,543
Argentine Peso	57,549,099	39,900,845
US Dollar	27,623,224	29,115,797
Euro	8,438,407	8,750,745
Unidad de Fomento	1,927,058	1,193,711
Uruguayan Pesos	3,713,713	4,374,350
Paraguayan Guarani	6,479,850	6,739,979
Bolivian	1,448,581	1,464,727
Others currencies	1,868,718	2,511,861
Total	289,801,813	277,248,558

The detail of the accounts receivable maturities as of September 30, 2021, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	130,948,408	124,828,383	1,939,613	491,381	504,303	3,184,728
International business operating segment	60,337,359	55,825,474	3,148,602	217,829	211,339	934,115
Wines operating segment	57,166,739	51,688,088	5,343,983	60,583	1,377	72,708
Total commercial debtors	248,452,506	232,341,945	10,432,198	769,793	717,019	4,191,551
Impairment loss estimate	(5,930,861)	(1,442,380)	(859,808)	(391,129)	(526,564)	(2,710,980)
Total commercial debtors - net	242,521,645	230,899,565	9,572,390	378,664	190,455	1,480,571
Others accounts receivables	44,147,844	43,735,832	165,180	229,316	3,892	13,624
Total other accounts receivable	44,147,844	43,735,832	165,180	229,316	3,892	13,624
Total current	286,669,489	274,635,397	9,737,570	607,980	194,347	1,494,195
Others accounts receivables	3,132,324	3,132,324	-	-	-	-
Total non-current	3,132,324	3,132,324	-	-	-	-

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The detail of the accounts receivable maturities as of December 31, 2020, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	152,262,513	142,464,783	3,564,538	426,074	4,102,860	1,704,258
International business operating segment	47,024,646	41,271,483	4,421,421	232,540	92,003	1,007,199
Wines operating segment	49,402,271	44,612,286	4,121,263	296,220	281,739	90,763
Total commercial debtors	248,689,430	228,348,552	12,107,222	954,834	4,476,602	2,802,220
Impairment loss estimate	(6,323,298)	(1,030,614)	(415,004)	(252,497)	(2,150,796)	(2,474,387)
Total commercial debtors - net	242,366,132	227,317,938	11,692,218	702,337	2,325,806	327,833
Others accounts receivables	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total other accounts receivable	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total current	275,387,923	260,000,380	11,814,745	887,651	2,338,496	346,651
Others accounts receivables	1,860,635	1,860,635	-	-	-	-
Total non-current	1,860,635	1,860,635	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of September 30, 2021, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 28.7% (33.4% as of December 31, 2020) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of September 30, 2021			As of December 31, 2020
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.07%	276,077,777	(1,442,380)	0.07%	261,030,994	(1,030,614)
0 a 3 months	7.89%	10,597,378	(859,808)	7.89%	12,229,749	(415,004)
3 a 6 months	48.40%	999,109	(391,129)	48.40%	1,140,148	(252,497)
6 a 12 months	100.00%	720,911	(526,564)	100.00%	4,489,292	(2,150,796)
More than 12 months	100.00%	4,205,175	(2,710,980)	100.00%	2,821,038	(2,474,387)
Total		292,600,350	(5,930,861)		281,711,221	(6,323,298)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The movement of the impairment losses provision for accounts receivable is as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Balance at the beginning of year	(6,323,298)	(5,792,821)
Estimate of expected credit losses up 12 months	(836,184)	(2,375,250)
Estimate of expected credit losses longer than 12 months	(45,460)	(349,928)
Estimate for expected credit losses due to debt settlement	-	(156,112)
Impairment provision of accounts receivable	(881,644)	(2,881,290)
Uncollectible accounts	1,095,819	1,269,299
Add back of unused provisions	351,068	701,121
Effect of translation into presentation currency	(172,806)	380,393
Total	(5,930,861)	(6,323,298)

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1) Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2) Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4) Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas # 33 SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. This operation will mature on December 31, 2021.

(5)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(6) Corresponds to a loan contract agreed in unidades de fomento between subsidiary Cervecera Guayacán SpA and Inversiones Río Elqui SpA for a total of UF 849.32. It stipulates accrual of interest at 3.72% per year (based on 360 days) from the date on which each disbursement is made and until its payment. The subsidiary undertakes to repay the capital and interest on April 16, 2022.

The transaction table includes the main transactions made with related parties.

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of September 30, 2021	As of December 31, 2020
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	110	1,038
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Director of subsidiary	Sales of products	CLP	61	38
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(5)	Shareholder of subsidiary	Sale of shares	CLP	1,792	535
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	4,414	12,106
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	238	238
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	347	543
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	190	219
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	487	713
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	24,856	10,943
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	7,885	1,383
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	16,110	11,792
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	512,292	393,062
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	24	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,902,588	2,053,679
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	902	2,554
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	340,782	311,962
78,306,560-6	Inmobiliaria e Inversiones Rio Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	54	193
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	153	455
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	605	11,828
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	-	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	36,319	37,013
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	5,392	5,716
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	9,097	7,275
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	228	1,781
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	-	83
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	26,835	-
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	826	2,327
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	118	1,039
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,573
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,069	1,984
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	205,574	153,688
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	258	773
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,094	2,293
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	12,612	13,947
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	269	466
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	510	3,056
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	535	927
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	64
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	214	64
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,470	3,387
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,654	1,465
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	635,158	1,387,990
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	-	876
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	35,775	48,428
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,069	3,260
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,472	1,289
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	12,159	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	20,086	17,977
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	57
Total							4,829,683	5,313,079

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of September 30, 2021	As of December 31, 2020
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(5)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	59,892	90,049
Total							102,398	132,555

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of September 30, 2021	As of December 31, 2020
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	2,821	263
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	190,458	120,997
76.216.511-2	Sugal Chile Ltda.	Chile	(2)	Purchase of products	Purchase of products	USD	-	34,429
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	23,884	598
76,406,313-2	Cervecería Rapa Nui Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	-	7,515
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	96,907	86,929
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(4)	Shareholder of subsidiary	Loan	CLP	-	196,765
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(6)	Related to non-controlling subsidiary	Loan	CLP	25,461	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	4,927	3,964
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	120,576	-
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	952	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	134,964	43,453
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,901	801
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,403,644	1,107,795
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	1,003	-
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	15,174	13,287
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	2,821	-
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	8,665	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	25.230	51,959
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	857	1,234
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	769,666	251,751
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	3,288
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	28,611	1,920
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	30,588	18,128
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	6,586	444
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,598,645	2,746,085
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	1,412,945	832,449
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Alemania	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	-	72,913
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	27,101	11,051
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	-	607
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	73,329	73,030
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	-	38,270
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	4,401	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	187,941	85,588
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,643,143	3,408,971
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	10,887,879	6,115,308
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	49,812	91,587
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	3,233,126	2,859,390
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	28,268	-
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	6	5
0-E	Hoteles Contemporáneos S.A.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	PYG	-	940
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	193	172
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Others currencies	85,034	93,707
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	-	56,761
Total							23,127,519	18,432,354

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Most significant transactions and effects on results:

For the nine-month period ended September 30, 2021 and 2020 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2021		2020
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan payment	-	-	10,087	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan	-	-	10,087	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Sale of shares	-	-	42,506	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,296,201	(1,296,201)	901,435	(901,435)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	1,800	1,800	1,800	1,800
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	3,518,102	-	4,549,154	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	54,930	-	34,120	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	25,229	-	-	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Interests	460	(460)	-	-
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	17,619	-	-	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,403,236	-	1,338,697	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	60,899	(60,899)	79,025	(79,025)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	457,798	318,044	361,280	268,819
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	378,912	(378,912)	377,546	(377,546)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	7,250,347	4,710,788	5,088,591	3,314,527
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,641,223	-	5,662,851	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,031,108	1,031,108	1,180,099	1,180,099
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	184,143	(184,143)	177,330	(177,330)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	946,874	-	2,499,985	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan collected	31,495	-	29,702	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	5,747,954	-	5,294,100	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,119,455	-	1,033,478	-
90,703,000-8	Nestlé Chile S.A.	Chile	Related to the controller	Dividends paid	6,708,433	-	7,590,887	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	12,082	8,078	8,014	5,528
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	93,544	(93,544)	92,578	(92,578)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	357,306	(357,306)	366,133	(366,133)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	536	466	9,160	7,228
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,171,996	779,051	698,656	478,414
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	28,139,500	-	35,346,245	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	7,153	7,153	6,945	6,945
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	40,500,000	-	417,400,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	65,801,786	1,786	425,772,619	72,619
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	2,790,189	-	4,098,297	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	73,177	69,766	84,244	80,422
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	39,223	(39,223)	17,783	(17,783)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	164,781	(164,781)	180,390	(180,390)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	24,639	-	23,021	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	223,986	(223,986)	137,100	(137,100)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	15,943,367	-	8,889,476	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	1,021,819	-	635,969	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	4,253,706	(4,253,706)	179,921	(179,921)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	159,354	159,354	165,129	165,129
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	40,740	27,734	33,216	22,704
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	82,664,228	3,977,041	150,053,452	2,826,360
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	60,580	(60,580)	83,132	(83,132)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	298,890,949	-	257,344,480	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	300,379,693	298,497	241,977,602	42,043
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	316,946	(316,946)	264,842	(264,842)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	119,464	110,869	106,506	98,820
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	-	-	16,854	16,854
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	Shareholder of subsidiary	Sale of land	185,000	(16,939)	-	-
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	Shareholder of subsidiary	Loan payment	185,000	-	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	76,786	(76,786)	97,235	(97,235)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	19,287,372	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	5,791,718	-	-	-
0-E	Amstel Brouwerijen B.V.	Holanda	Related to the controller's shareholder	License and technical assistance	103,387	(103,387)	13,592	(13,592)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller's shareholder	Purchase of products	15,579,044	-	13,313,229	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller's shareholder	License and technical assistance	18,793,675	(18,793,675)	6,948,124	(6,948,124)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller's shareholder	Services received	95,543	(95,543)	105,181	(105,181)
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	428	300	10,573	7,401
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,359	951	1,169	819
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	160	112	-	-
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	806	564	2,342	1,639
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	484	339	745	522
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,871	2,010	8,237	5,766
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	8,022	5,616
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,786	1,950	-	-
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	5,843	4,090	8,815	6,170
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	43,748	30,623	137,003	95,902
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	509	356	142	99
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,880	2,016	7,297	5,108
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	785	549
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	198	139	332	232
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	43	30	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,118	782	450	315
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	6,272	4,390	586	410
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	411	288	4,403	3,082
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,929	1,350	571	399
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	21,913	15,339	40,417	28,293
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	146	102	1,508	1,055
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,578	9,504	4,849	3,394
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	419,288	(419,288)	584,878	(584,878)

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

For the three months ended September 30, 2021 and 2020 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2021		2020
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan payment	-	-	10,087	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Sale of shares	-	-	42,506	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	490,113	(490,113)	27,459	(27,459)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	600	600	600	600
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	22,857	-	2,269	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Interests	231	(231)	-	-
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	14,973	-	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	21,094	(21,094)	40,972	(40,972)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	242,203	157,946	41,077	26,788
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	149,685	(149,685)	121,297	(121,297)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	2,797,040	1,880,537	1,896,395	1,275,006
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	4,936,599	-	1,094,792	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	286,371	286,371	275,903	275,903
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan collected	31,495	-	29,702	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	909,301	-	165,602	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	5,075	3,316	1,870	1,222
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	35,705	(35,705)	19,787	(19,787)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	110,030	(110,030)	102,201	(102,201)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	179	175
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	422,574	277,443	202,256	132,792
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	2,410	2,410	2,328	2,328
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	8,500,000	-	115,700,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	8,500,707	707	115,801,199	1,199
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	1,269,777	-	1,174,599	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	22,355	21,685	21,294	20,868
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	31,205	(31,205)	73,391	(73,391)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	6,669	-	5,439	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	81,577	(81,577)	13,104	(13,104)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,448,077	-	2,718,121	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,589,583	(1,589,583)	38,729	(38,729)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	-	-	709	709
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	20,257	13,800	6,140	4,183
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	82,664,228	3,267,757	150,053,452	(1,411,623)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	14,114	(14,114)	14,476	(14,476)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	118,371,400	-	162,103,812	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	110,615,244	115,244	157,634,757	4,121
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	92,172	(92,172)	55,151	(55,151)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	44,379	40,883	27,622	25,447
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	Shareholder of subsidiary	Sale of land	185,000	(16,939)	-	-
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	Shareholder of subsidiary	Loan payment	185,000	-	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	27,101	(27,101)	33,883	(33,883)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	5,791,718	-	-	-
0-E	Amstel Brouwerijen B.V.	Holanda	Related to the controller's shareholder	License and technical assistance	38,421	(38,421)	3,172	(3,172)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller's shareholder	Purchase of products	3,483,803	-	5,868,804	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller's shareholder	License and technical assistance	8,312,118	(8,312,118)	2,012,415	(2,012,415)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller's shareholder	Services received	48,574	(48,574)	20,501	(20,501)
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	91	64	-	-
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	225	158	562	394
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	85	59	-	-
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	178	124	1,871	1,310
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	39	27	437	306
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	442	309	4,758	3,331
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	4,308	3,015
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,393	975	-	-
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	197	138	3,325	2,328
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	8,875	6,213	1,524	1,067
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	366	257	48	34
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	255	179	4,427	3,099
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	568	397
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1	1	112	79
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4	2	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	559	391	290	203
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,136	2,195	297	208
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	34	24	-	-
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	964	675	283	198
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,272	1,591	15,877	11,114
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	45	32	24	17
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,451	3,116	2,677	1,874
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	158,330	(158,330)	133,329	(133,329)

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held the same date. According to article 50 bis of Law N° 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders´ Meeting referred to above resolved to maintain the Directors´ remuneration agreed at the previous Ordinary Shareholders´ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company´s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the [distributable net profit for the year], at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2021.

The aforementioned Shareholders´ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the nine periods ended as of September 30,
	2021	2020
	ThCh$	ThCh$
Audit's Committee	53,124	45,800
Directors' Committee	51,971	49,923
Attendance meetings fee	1,097,114	1,036,914
Dividend Participation	1,122,095	1,476,510

Chief Executives’ remunerations:

	For the nine periods ended as of September 30,
	2021	2020
	ThCh$	ThCh$
Directors' Committee	14,626	13,749
Attendance meetings fee	167,333	156,903
Dividend Participation	28,064	27,773

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The Chief Executives’ Remuneration as of September 30, 2021 amounted to ThCh$ 8,066,542 (ThCh$ 5,491,667 as of September 30, 2020. The Company grants to the Chief Executives annual bonuses, which have an optional, discretional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Finished products	109,854,449	73,971,829
In process products	938,680	4,121,749
Raw material	181,874,581	140,148,143
In transit raw material	33,297,443	10,151,494
Materials and products	8,445,777	7,394,725
Realizable net value estimate and obsolescence	(3,627,899)	(3,944,679)
Total	330,783,031	231,843,261

For the nine-month period ended as of September 30, 2021 and 2020 the Company wrote off a total of ThCh$ 2,481,901 and ThCh$ 1,418,413 against net realizable value and obsolescence respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Initial balance	(3,944,679)	(1,246,380)
Inventories write-down estimation	(2,153,126)	(4,667,808)
Inventories recognised as an expense	2,481,901	1,877,113
Business combinations effect	(11,995)	92,396
Total	(3,627,899)	(3,944,679)

As of September 30, 2021 and December 31, 2020, the Company does not have any inventory pledged as guarantee for financial obligations.

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1 2020
Historic cost	9,459,071
Book Value	9,459,071

As of December 31, 2020
Conversion effect	(288,630)
Acquisitions	22,575,150
Decreases due to harvesting	(21,217,064)
Other increases (decreases) (1)	66,502
Changes	1,135,958
Book Value	10,595,029

As of December 31, 2020
Historic cost	10,595,029
Book Value	10,595,029

As of September 30, 2021
Conversion effect	(25,454)
Acquisitions	20,370,154
Decreases due to harvesting	(24,959,655)
Other increases (decreases) (1)	186,986
Changes	(4,427,969)
Book Value	6,167,060

As of September 30, 2021
Historic cost	6,167,060
Book Value	6,167,060

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 14 Non-current assets of disposal groups classified as held for sale

a) International Business Operating segment

During September 2015, the Board of subsidiary Saenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b) Wine Operating segment

In 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A. after the merge performed on June 1, 2013) authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. As of December 21, 2020 the Administration has signed a sale contract and has an active plan for the sale of these assets. Due to the aforementioned these assets were classified as Non-current assets classified as held for sale by an amount of ThCh$ 1,770,547 considering all the requirements established by IFRS 5.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on September 30, 2021:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Land	1,819,524	1,752,783
Constructions	401,820	359,414
Machinery	12,046	9,130
Total	2,233,390	2,121,327

Note 15 Business Combinations

a) Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares of which CK subscribed 50 shares at a value of ThCh$ 50,000 which were paid on March 26, 2021. As a consequence, CK owns 551 shares equivalent to 50.0909%. Additionally, it was incorporated into the consolidation process of CCU.

For the business combination described above, the fair values of the assets and liabilities have been determined (see Note 1 – General information, letter C)).

b) La Consulta Vineyard.

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard by a deed of sale and after having obtained regulatory approvals in Argentina.

For the business combination described above, the fair values of assets and liabilities have been determined (See Note 1 - General Information, letter C)).

As of September 30, 2021, the Company has no other business combinations.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of September 30, 2021 and December 31, 2020, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of September 30, 2021	As of December 31, 2020
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	11,501,612	9,968,250
Central Cervecera de Colombia S.A.S.	50.00	21,790,524	28,125,779
Zona Franca Central Cervecera S.A.S.	50.00	101,422,077	91,652,215
Total joint ventures		134,714,213	129,746,244
Other companies		787,851	1,360,541
Total associated		787,851	1,360,541
Total		135,502,064	131,106,785

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The result accrued in joint ventures and associates are detailed as follows:

	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	2,962,928	1,152,612	1,177,923	303,434
Foods Compañía de Alimentos CCU Ltda.	-	(354,152)	-	(608,806)
entral Cervecera de Colombia S.A.S.	(7,508,616)	(9,061,302)	(2,864,147)	(2,911,732)
Zona Franca Central Cervecera S.A.S.	1,596,623	526,055	670,352	789,458
Total joint ventures	(2,949,065)	(7,736,787)	(1,015,872)	(2,427,646)
Other companies	(412,829)	2,362	2,585	233
Total associated	(412,829)	2,362	2,585	233
Total	(3,361,894)	(7,734,425)	(1,013,287)	(2,427,413)

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Changes in investments in joint ventures and associates are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Balance at the beginning of year	131,106,785	136,098,062
Other payments to acquire interests in joint ventures	5,791,718	19,287,372
Participation in the joint ventures and associates (loss)	(3,361,894)	(8,437,209)
Capital decrease (1)	-	(1,355,651)
Dividends received	(1,419,207)	(423,669)
Others (*)	3,384,662	(14,062,120)
Total	135,502,064	131,106,785

(1)	See Note 16 – Investments accounted for using equity method, number (2).

(*) Mainly includes effects from the conversion of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU Ltda. (Foods)

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand. On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

On November 18, 2019 at the Ordinary Shareholders Meeting, it was agreed to decrease the capital of the company by an amount of ThCh$ 22,400,000, leaving a final capital of ThCh$ 12,144,358. This decrease was paid in proportion to the number of shares held by each shareholder as of the date of said Meeting.

In the Extraordinary Shareholders' Meeting held on September 23, 2020, it was agreed to transform the company into a limited liability company (LLC), which was renamed as Foods Compañía de Alimentos CCU Limitada.

On November 11, 2020, Foods Compañía de Alimentos CCU Limitada was liquidated.

As a result of the aforementioned the shareholder CCU Inversiones S.A. exchanged its investment for assets: cash, which is presented in the Statement of Cash Flows under Investment flows in the line Other cash movements, and land and facilities in the Consolidated Financial Statement in the Item Investment Properties.

The effect on results of this dissolution amounted to ThCh $ 1,355,651.

(3) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II SpA., and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll SpA., acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC. CCC markets these products.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of September 30, 2021 and December 31, 2020, the total amount contributed to CCC and ZF CC was US$ 286,949,917 (equivalents to ThCh$ 191,778,048) and US$ 279,394,156 (equivalents to ThCh$ 185,986,330), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as September 30, 2021.

As of September 30, 2021 and December 31, 2020, the significant items of the interim financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures
	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Assets and Liabilities
Current assets	90,004,405	86,429,862
Non-current assets	301,444,087	290,767,946
Current liabilities	61,491,594	58,255,727
Non-current liabilities	63,450,480	62,082,064

	Joint Ventrure
	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Interim Income Statement (Summarized)
Net sales	166,149,558	117,704,450	61,720,760	46,454,551
Operating result	(7,443,736)	(16,572,455)	(3,017,133)	(3,853,549)
Net income	(6,196,061)	(16,398,528)	(2,381,454)	(4,927,880)
Other comprehensive income	951,040	13,814,269	(11,257,164)	13,751,773
Depreciation and amortization	(11,604,042)	(12,085,230)	(3,754,450)	(3,960,307)

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	106,358,718	42,908,693	3,199,349	845,379	153,312,139
Accumulated amortization	-	(27,060,359)	-	(633,114)	(27,693,473)
Book Value	106,358,718	15,848,334	3,199,349	212,265	125,618,666

As of December 31, 2020
Additions	-	9,015,090	-	-	9,015,090
Additions for business combinations (cost) (1)	962,619	-	-	-	962,619
Divestitures (cost)	-	(81,714)	-	-	(81,714)
Divestitures (amortization)	-	68,545	-	-	68,545
Amortization of year	-	(2,408,529)	-	(94,155)	(2,502,684)
Conversion effect	(13,918,619)	(713,228)	-	(171,349)	(14,803,196)
Effect of conversion (amortization)	-	314,736	-	102,833	417,569
Others increase (decreased) (2)	9,245,717	230,951	-	85,878	9,562,546
Changes	(3,710,283)	6,425,851	-	(76,793)	2,638,775
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2020
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of September 30, 2021
Additions	-	3,791,735	-	-	3,791,735
Amortization of period	-	(2,804,735)	-	(56,948)	(2,861,683)
Conversion effect	1,401,168	113,022	-	30,983	1,545,173
Effect of conversion (amortization)	-	(139,869)	-	(34,606)	(174,475)
Others increase (decreased) (2)	11,938,969	444,580	-	46,903	12,430,452
Changes	13,340,137	1,404,733	-	(13,668)	14,731,202
Book Value	115,988,572	23,678,918	3,199,349	121,804	142,988,643

As of September 30, 2021
Historic cost	115,988,572	55,709,129	3,199,349	837,794	175,734,844
Accumulated amortization	-	(32,030,211)	-	(715,990)	(32,746,201)
Book Value	115,988,572	23,678,918	3,199,349	121,804	142,988,643

(1) See Note 15 – Business combinations a).

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of September 30, 2021	As of December 31, 2020
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	32,637,047	31,794,599
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (1)	2,113,683	2,397,674
	Sub-Total	37,280,512	36,722,055
International Business	CCU Argentina S.A. and subsidiaries	46,506,509	35,260,216
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,338,454	2,076,714
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,587,603	3,137,761
	Bebidas Bolivianas BBO S.A.	6,364,467	5,573,122
	Sub-Total	58,797,033	46,047,813
Wines	Viña San Pedro Tarapacá S.A. (2)	19,911,027	19,878,567
	Sub-Total	19,911,027	19,878,567
Total		115,988,572	102,648,435

(1)	See Note 15 – Business combinations, letter a).
(2)	See Note 15 – Business combinations, letter b).

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2020
Historic cost	124,955,438
Book Value	124,955,438

As of December 31, 2020
Other increases (decreases) (1)	6,243,023
Impairment of the year (2)	(3,401,430)
Conversion effect	(10,606,268)
Changes	(7,764,675)
Book Value	117,190,763

As of December 31, 2020
Historic cost	117,190,763
Book Value	117,190,763

As of September 30, 2021
Other increases (decreases) (1)	8,253,664
Conversion effect	1,782,915
Changes	10,036,579
Book Value	127,227,342

As of September 30, 2021
Historic cost	127,227,342
Book Value	127,227,342

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

(2) Corresponds to impairment of Bebidas Bolivianas BBO S.A., which was recorded in Other profits (losses) as of December 31, 2020.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of September 30, 2021	As of December 31, 2020
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	3,876	3,982
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	44,607,833	44,607,939
International Business	CCU Argentina S.A. and subsidiaries	31,428,949	23,812,988
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,069,380	3,425,283
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,276,938	4,672,582
	Bebidas Bolivianas BBO S.A.	9,428,098	8,255,827
	Sub-Total	50,203,365	40,166,680
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		127,227,342	117,190,763

Main assumptions for impairment calculation

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia
Estimated CAPEX for the year 2020 ThCh$	148,650	34,877	1,171	1,891	1,260
Perpetual growth	3.00%	2.50%	2.20%	3.00%	4.38%
Discount rate	7.79%	15.48%	9.50%	8.81%	9.49%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.0% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Paraguay and Argentina a perpetuity rate of 3.0% and 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of September 30, 2021.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	731,878,806	589,477,457	190,100,694	133,582,436	116,586,690	70,566,940	31,942,579	1,864,135,602
Accumulated depreciation	(214,895,139)	(334,555,888)	(106,149,627)	(78,566,926)	-	(43,610,871)	(14,627,117)	(792,405,568)
Book Value	516,983,667	254,921,569	83,951,067	55,015,510	116,586,690	26,956,069	17,315,462	1,071,730,034

As of December 31, 2020
Additions	-	-	-	-	128,547,688	-	-	128,547,688
Additions for business combinations (cost)	1,987,806	31,370	5,491	-	-	5,320	706,387	2,736,374
Transfers	31,930,605	35,959,489	15,675,921	10,261,708	(101,990,034)	4,587,689	3,617,533	42,911
Conversion effect historic cost	(18,274,583)	(24,672,022)	(20,800,016)	(7,547,615)	(4,778,159)	(831,094)	(258,686)	(77,162,175)
Write off (cost)	(1,618,648)	(7,408,733)	(2,632,730)	(6,909,303)	-	(1,165,852)	-	(19,735,266)
Write off (depreciation)	1,610,774	7,065,230	2,635,188	6,408,229	-	1,047,262	-	18,766,683
Capitalized interests	-	-	-	-	1,087,157	-	-	1,087,157
Depreciation	(21,669,111)	(30,783,333)	(23,167,195)	(17,320,702)	-	(6,520,948)	(1,234,911)	(100,696,200)
Conversion effect depreciation	1,120,407	5,514,676	6,431,381	3,365,384	-	515,633	-	16,947,481
Others increase (decreased) (1)	9,794,697	16,680,477	11,294,693	3,405,872	1,441,195	305,613	(33,733)	42,888,814
Divestitures (cost)	(13,856)	(7,958)	(316,601)	(323,260)	-	(52,146)	-	(713,821)
Divestitures (depreciation)	8,537	7,595	327,805	293,534	-	66,733	-	704,204
Impairment of the year (2)	(2,628,004)	-	-	-	-	-	-	(2,628,004)
Changes	2,248,624	2,386,791	(10,546,063)	(8,366,153)	24,307,847	(2,041,790)	2,796,590	10,785,846
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2020
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of September 30, 2021
Additions	-	-	-	-	103,616,898	-	-	103,616,898
Additions for business combinations (cost)	283,992	-	-	-	-	-	-	283,992
Transfers	9,526,198	46,019,568	10,751,127	8,579,413	(82,618,613)	4,646,172	3,096,135	-
Conversion effect historic cost	3,712,449	3,396,333	(928,618)	1,134,199	(213,223)	417,049	(40,171)	7,478,018
Write off (cost)	(230,065)	(2,086,192)	(764,071)	(968,951)	-	(348,168)	-	(4,397,447)
Write off (depreciation)	44,865	1,780,280	561,013	907,297	-	331,985	-	3,625,440
Capitalized interests	-	-	-	-	846,531	-	-	846,531
Depreciation	(15,533,644)	(22,736,028)	(18,409,307)	(12,330,441)	-	(6,031,046)	(1,044,925)	(76,085,391)
Conversion effect depreciation	(537,803)	(2,979,218)	146,567	(948,543)	-	(346,476)	-	(4,665,473)
Others increase (decreased) (1)	16,064,037	16,984,582	11,951,233	3,127,370	10,137,555	661,776	402,587	59,329,140
Divestitures (cost)	(1,129,367)	(2,968,058)	(266,847)	(25,236)	-	(322,087)	-	(4,711,595)
Divestitures (depreciation)	1,129,367	2,968,306	266,846	25,235	-	321,464	-	4,711,218
Changes	13,330,029	40,379,573	3,307,943	(499,657)	31,769,148	(669,331)	2,413,626	90,031,331
Book Value	532,562,320	297,687,933	76,712,947	46,149,700	172,663,685	24,244,948	22,525,678	1,172,547,211

As of September 30, 2021
Historic cost	782,504,086	668,964,362	212,295,145	143,253,308	172,663,685	77,850,265	39,345,579	2,096,876,430
Accumulated depreciation	(249,941,766)	(371,276,429)	(135,582,198)	(97,103,608)	-	(53,605,317)	(16,819,901)	(924,329,219)
Book Value	532,562,320	297,687,933	76,712,947	46,149,700	172,663,685	24,244,948	22,525,678	1,172,547,211

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	Corresponds to impairment of the Company, which was recorded in other gains (losses) as for the year ended December 31, 2020.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

In relation to the impairtment losses in Properties, plants and equipment, the Administration has evidenced impairtment on certain lands as of September 30, 2021, mainly originated in particular considerations regarding the destination for which they were acquired.

The balance of the land at the end of each year is as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Land	272,239,822	263,887,611
Total	272,239,822	263,887,611

Capitalized interest as of September 30, 2021, amounted ThCh$ 846,531 (ThCh$ 761,178 as of September 30, 2020), using an annually capitalization rate of 2.59% (2.64% as of September 30, 2021).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of September 30, 2021, the Company maintained approximately 5,177 hectares of which 4,676 are for vines in production stage. Of the total hectares mentioned above, 4,346 correspond to own land and 330 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2021, the production in plant vines yield was approximately 57.7 million kilos of grapes (41.7 million kilos of grapes in 2020).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

The depreciation for the nine month periods ended as of September 30, 2021 and 2020, recognized in net incomes and other assets is as follows:

	As of September 30, 2021	As of September 30, 2020
	ThCh$	ThCh$
Recognized in net incomes (*)	75,365,779	74,859,469
Recognized in others assets	719,612	713,593
Total	76,085,391	75,573,062

(*) Includes ThCh $ 513,498 (ThCh $ 1,609,890 as of September 30, 2021) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	6,179,518	2,920,605	9,100,123
Depreciation	-	(786,849)	(786,849)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2020
Additions (2)	76,136	100,952	177,088
Divestitures	(277,008)	(44,269)	(321,277)
Depreciation	-	(68,177)	(68,177)
Conversion effect (depreciation)	(1,142,449)	(410,633)	(1,553,082)
Conversion effect	-	29,665	29,665
Other increases (decreases) (1)	857,249	271,202	1,128,451
Changes	(486,072)	(121,260)	(607,332)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2020
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

As of September 30, 2021
Depreciation	-	(61,981)	(61,981)
Conversion effect (depreciation)	(82,565)	(32,603)	(115,168)
Conversion effect	-	2,853	2,853
Other increases (decreases) (1)	1,068,621	385,040	1,453,661
Changes	986,056	293,309	1,279,365
Book Value	6,679,502	2,305,805	8,985,307

As of September 30, 2021
Historic cost	6,679,502	3,190,294	9,869,796
Depreciation	-	(884,489)	(884,489)
Book Value	6,679,502	2,305,805	8,985,307

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

(2) See Note 16 - Investments accounted for using equity method number (2).

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 5,100 revenue during year 2021 (ThCh$ 5,183 as of September 30,2020). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 57,516 for year 2021 (ThCh$ 101,142 as of September 30,2020). In addition, the expenses associated with such investment properties amounted to ThCh$ 64,619 for the nine-month period ended as of September 30, 2021 (ThCh$ 45,489 as of September 30, 2020).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 12,106,712.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	64,126,525	40,855,587	37,754,705	88,151,400
Bonds payable (1)	7,340,297	330,013,839	7,691,023	324,725,456
Derivative not designated as hedges (2)	186,870	-	4,243,939	-
Derivative designated as hedges (2)	4,956,128	4,056,399	5,323,640	-
Deposits for return of bottles and containers	14,669,955	-	14,116,167	-
Total	91,279,775	374,925,825	69,129,474	412,876,856

(1) See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of September 30, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	1,384	4,152	5,536	Monthly	4.87
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	842,188	39,978,563	40,820,751	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	176,246	11,357,299	11,533,545	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,008,921	2,008,921	At maturity	2.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	14,400	-	14,400	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	7,420	-	7,420	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	77,052	1,654,167	1,731,219	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	135,200	-	135,200	At maturity	4.68
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	ARS	-	78,247	78,247	At maturity	49.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,323	41,323	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,323	41,323	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,323	41,323	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,323	41,323	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,323	41,323	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,323	41,323	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,207	41,207	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,112	41,112	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	41,112	41,112	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	1,190,668	-	1,190,668	Daily	36.75
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	486,816	-	486,816	Daily	38.25
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Frances	Argentina	ARS	2,634,070	-	2,634,070	At maturity	38.00
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Frances	Argentina	ARS	885,853	-	885,853	At maturity	38.50
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Patagonia	Argentina	ARS	837,298	-	837,298	At maturity	36.75
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	449,291	-	449,291	At maturity	34.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	45,355	-	45,355	At maturity	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	69,285	-	69,285	At maturity	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	21,046	800,235	821,281	At maturity	5.95
Total							7,873,572	56,252,953	64,126,525

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	76,541	5,455,778	5,532,319	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	362,026	3,166	365,192	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	50,103	507,286	557,389	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	54,032	479,091	533,123	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	Bond D	986 12/12/2019	Chile	UF	50,861	301,413	352,274	Semiannual	1.00
Total							593,563	6,746,734	7,340,297

(1) This obligation is hedged by a Cross Currency Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	1,357	4,071	5,428	Monthly	4.87
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	8,179	-	8,179	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,926,400	10,926,400	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	42,899	42,899	At maturity	3.64
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	10,796,220	10,796,220	At maturity	1.98
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	3,650	8,247,020	8,250,670	At maturity	1.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	44,827	2,000,000	2,044,827	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	-	2,014,896	2,014,896	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,008,444	1,008,444	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,667,569	1,667,569	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	28,661	-	28,661	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	966	-	966	At maturity	34.75
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	61,176	-	61,176	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	35,693	-	35,693	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,821	-	8,821	Semiannual	5.95
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	202,988	-	202,988	Monthly	4.80
Total							722,878	37,031,827	37,754,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	3,260,702	2,625,046	5,885,748	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	976,885	3,482	980,367	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	52,828	247,413	300,241	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	52,355	236,335	288,690	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	49,346	186,631	235,977	Semiannual	1.00
Total							4,392,116	3,298,907	7,691,023

(1) This obligation is hedged by a Cross Currency Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Non-current loan and financial obligation

As of September 30, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	11,072	11,072	34,402	56,546	Monthly	4.87
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	998,971	-	-	998,971	At maturity	3.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,300,000	2,480,556	-	5,780,556	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,983,622	-	2,983,622	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	973,486	1,297,981	1,729,706	4,001,173	At maturity	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,013,020	4,017,359	1,004,340	8,034,719	At maturity	5.00
Total							27,296,549	10,790,590	2,768,448	40,855,587

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	10,901,650	10,901,650	19,078,719	40,882,019	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	8,442	8,442	90,348,102	90,364,986	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	400,824	45,533,378	45,283,541	91,217,743	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	432,258	432,258	60,997,564	61,862,080	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	Bond D	986 12/12/2019	Chile	UF	406,888	45,280,123	-	45,687,011	Semiannual	1.00
Total							12,150,062	102,155,851	215,707,926	330,013,839

(1) This obligation is hedged by a Cross Currency Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	10,856	10,856	36,172	57,884	Monthly	4.87
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	997,111	-	-	997,111	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	39,978,565	-	-	39,978,565	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	9,945,156	-	-	9,945,156	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,300,000	3,301,389	-	6,601,389	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,980,819	-	2,980,819	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	985,409	1,751,838	766,429	3,503,676	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,638,387	4,397,310	-	7,035,697	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,051,103	-	-	1,051,103	Semiannual	5.95
Total							74,906,587	12,442,212	802,601	88,151,400

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,529,882	10,539,626	23,754,354	44,823,862	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	9,244	9,255	87,292,422	87,310,921	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	428,496	44,034,575	43,908,966	88,372,037	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	424,658	425,238	59,078,988	59,928,884	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	417,245	43,872,507	-	44,289,752	Semiannual	1.00
Total							11,809,525	98,881,201	214,034,730	324,725,456

(1) This obligation is hedged by a Cross Currency Swap agreement Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 -Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H 4.27%

Bonds Serie J 2.89%

Bonds Serie L 1.21%

Bonds Serie M 0.87%

Bonds Serie D 0.53%

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Debts and financial liabilities are stated in several currencies and accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of September 30, 2021		As of December 31, 2020
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	11,904,914	-	20,784,275	8,250,670
Chilean Pesos	73,481,060	-	84,907,728	-
Argentinean Pesos	6,562,243	-	966	-
Unidades de Fomento (*)	337,416,218	-	332,479,791	-
Unidad indexada (**)	-	-	202,988	-
Bolivian	12,971,813	-	11,696,166	-
Total	442,336,248	-	450,071,914	8,250,670

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate us set daily in advance based on changes in the previous month’s inflation rate.

(**) The unidad Indexada (UI) is an Uruguayan inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month’s inflation rate.

The terms and conditions of the main interest accruing obligations as of September 30, 2021, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of September 30, 2021, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of this loan.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b)	On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of
ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of
ThCh$ 10,664,833 at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

This loan was paid on April 13, 2021.

c)	On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. (CK) signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

On July 14, 2020 this loan was paid.

d)	On April 16, 2021, subsidiary CK signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, due on April 17, 2023.

The subsidiary amortizes interest on a semi-annual basis and capital in a single payment at the end of the established term.

e)	On April 21, 2021, subsidiary CK signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, due on April 21, 2023.

The subsidiary amortizes interest on a semi-annual basis and capital in a single payment at the end of the established term.

f)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[1] and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

c.	Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities, these latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of September 30, 2021, the Company was in compliance with the financial covenants required for this loan.

Banco de Chile – Bank Loans

a)	On April 20, 2016, the subsidiary CK signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 20, 2018, the subsidiary renegotiated this loan maturing on July 19, 2018.

On July 19, 2018, the loan was renewed maturing on July 19, 2021.

On July 19, 2021 the term was renewed, with capital due as of July 19, 2022.

b)	On August 25, 2016, the subsidiary CK signed a bank loan with Banco de Chile for a total of ThCh$ 400,000 at a fixed interest rate maturing on August 24, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

On August 24, 2020, this loan was paid.

Scotiabank Chile – Bank Loans

a)	On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000 (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On June 18, 2021, this loan was paid.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b)	On April 17, 2019, the subsidiary CK signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

This loan was paid on April 16, 2021.

c)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000, at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of September 30, 2021, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

d)	On March 17, 2020, the subsidiary CK signed a bank loan with Scotiabank for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

a. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses

Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements

of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes, the Net Financial

Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and

/ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

As of September 30, 2021, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

Banco Itaú Corpbanca – Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (ThCh$ 910,986,360), at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b)	On April 22, 2019, the subsidiary CK signed a bank loan with Banco Itau Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

This loan was paid on April 21, 2021.

c)	On May 10, 2015, the subsidiary Cervecera Guayacán SpA. signed a bank loan with Banco Itaú Corpbanca for a total of UF 3,067 (ThCh$ 86,827), at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and capital monthly with a first payment on June 10, 2015.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)	On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians, at a fixed interest rate, maturing on April 8, 2029.

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

c)	On May 5, 2020, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians, at a fixed interest rate and maturing on April 25, 2022.

The subsidiary amortizes quarterly interest and and capital amortization begins on November 1, 2020 in a quarterly basis.

Banco Itaú – Bank loans

a)	On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80, at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

This loan was paid on February 20, 2021

B)	Bonds Payable

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Interim Consolidated Financial Statements and other specific requirements:

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

a.	Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[2] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.	Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of September 30, 2021, the Company was in compliance with the financial covenants required for this public issue.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases , contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity. These latter obligations are currently presented in a specific item and note.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA and Financial Expenses. ORBDA[3] is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflation risk associated to the interest rate to which Bond J is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of September 30, 2021, the Company was in compliance with the financial covenants required for this public issue.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF three million, maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to
ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d)	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e)	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f)	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g)	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of September 30, 2021, the Company was in compliance with all the requirements of this issuance.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

a)	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

b)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

c)	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

d)	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

e)	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

f)	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

g)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of cross currency swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

As of September 30, 2021, the Company was in compliance with the financial covenants required for this public issue.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to
ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

d)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e)	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of cross currency swap contracts. See detail of the Company's hedging in Note 7 – Financial Instruments.

As of September 30, 2021, the subsidiary was in compliance with all the requirements of this obligation.

Note 22 Right of use assets and Lease liabilities

The Company has implemented IFRS 16 as of January 1, 2019. This means recognizing the right of use assets for the goods subject to operating lease contracts and a liability equivalent to the present value of the payment associated with the contract.

Considerations:

-	Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the item Right of use assets.

-	The Company mainly has warehouses, offices, vehicles and land leased contracts.

-	Interest rate used for the measurement of the financial liability: The Company determined the interest rate based on the currency and the term of the lease contracts. The average incremental borrowing interest rate applied to lease liabilities used is 3.17%.

-	Term of the contract: The Company evaluated the lease clauses, market conditions, costs related to the termination of the contract and early cancellation.

Other considerations:

1)	During the initial measurement of lease agreements, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747) as of January 1, 2019. These leases have been considered as short term, therfore no right of use asset or lease liability has been recognized.

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.

3)	The Company analyzed the lease terms on a case-by-case basis, in those with an option to extend or terminate the lease.

For leases previously classified as financial leases, the Company recognized the carrying amount of the lease assets and the lease liabilities immediately before the transition as the carrying amount of the assets for the right to use and the lease liabilities on the date of the initial lease recognition.

As a consequence of the aformentioned, the Company recorded the right of use asset under the item Right of use assets, and Current and Non-Current Lease liability in the Consolidated Financial Statements. Also it has modified the nature of the lease expenses, eliminating the operating expense offset by the expense of depreciation and a financial cost. The short-term and low-value leases are still going through the Consolidated Financial Statement of Income. Finally, the presentation in the Consolidated Statement of Cash Flows was modified. The main portion of lease payments are presented in cash flow from financing activities and the interest associated to leases are presented in cash flow from operating activities.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures and accessories	Other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	28,320,416	3,105,625	1,410,382	106,596	32,943,019
Accumulated depreciation	(4,919,486)	(1,673,525)	(504,910)	(40,977)	(7,138,898)
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121
Additions	1,343,077	2,297,702	1,263,506	48,396	4,952,681
Transfers	-	-	-	(42,913)	(42,913)
Conversion effect historic cost	(694,912)	(754,855)	(5,873)	(13,623)	(1,469,263)
Depreciation	(3,940,998)	(1,136,226)	(696,217)	(38,069)	(5,811,510)
Conversion effect depreciation	318,175	438,803	2,770	9,857	769,605
Others increase (decreased) (1)	1,032,591	331,524	47,156	-	1,411,271
Additions of right of use assets	(579,026)	-	-	-	(579,026)
Depreciation of right of use assets	44,386	-	-	-	44,386
Changes	(2,476,707)	1,176,948	611,342	(36,352)	(724,769)
Book Value	20,924,223	2,609,048	1,516,814	29,267	25,079,352
As of January 1, 2021
Historic cost	29,484,749	5,304,754	2,700,905	92,430	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,184,091)	(63,163)	(12,503,486)
Book Value	20,924,223	2,609,048	1,516,814	29,267	25,079,352

As of September 30, 2021
Additions	4,918,523	1,985,380	-	169,190	7,073,093
Conversion effect historic cost	(52,389)	(96,081)	(389)	8,051	(140,808)
Depreciation (*)	(3,279,894)	(1,776,721)	(346,521)	(33,873)	(5,437,009)
Conversion effect depreciation	38,054	49,915	248	(15,667)	72,550
Others increase (decreased) (1)	686,722	1,346,086	(124,165)	7,522	1,916,165
Additions of right of use assets	-	-	(545,706)	-	(545,706)
Depreciation of right of use assets	-	-	545,706	-	545,706
Changes	2,311,016	1,508,579	(470,827)	135,223	3,483,991
Book Value	23,235,239	4,117,627	1,045,987	164,490	28,563,343
As of September 30, 2021
Historic cost	34,201,250	9,408,817	1,400,544	169,190	45,179,801
Accumulated depreciation	(10,966,011)	(5,291,190)	(354,557)	(4,700)	(16,616,458)
Book Value	23,235,239	4,117,627	1,045,987	164,490	28,563,343

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

(*) This amount includes ThCh$ 527,171 (ThCh$ 219,590 in 2020) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Intermin Consolidated Statement of Financial Position are the following:

	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	6,201,679	29,251,951	4,934,639	27,200,272
Total	6,201,679	29,251,951	4,934,639	27,200,272

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Current lease liabilities

As of September 30, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	24,154	73,232	97,386	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	105,129	320,907	426,036	Monthly	3.95
Subtotal							129,283	394,139	523,422
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	308,064	539,954	848,018	Monthly	3.84
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,478	88,435	117,913	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	729,670	1,867,215	2,596,885	Monthly	1.04
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	157,217	471,647	628,864	Monthly	3.78
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	60,746	125,504	186,250	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	304,875	904,634	1,209,509	Monthly	10.13
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	22,704	68,114	90,818	Monthly	0.84
Subtotal (leases IFRS )							1,612,754	4,065,503	5,678,257
Total							1,742,037	4,459,642	6,201,679

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	25,309	75,438	100,747	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	247,713	743,140	990,853	Monthly
Subtotal							273,022	818,578	1,091,600
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	329,207	608,624	937,831	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	30,454	91,362	121,816	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	793,225	1,935,189	2,728,414	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	186,077	558,232	744,309	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	103,176	232,377	335,553	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	359,975	1,068,089	1,428,064	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,777	77.331	103,108	Monthly
Subtotal (leases IFRS )							1,827,891	4,571,204	6,399,095
Total							2,100,913	5,389,782	7,490,695

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	23,155	69,637	92,792	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	98,975	302,102	401,077	Monthly	3.95
Subtotal							122,130	371,739	493,869
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	197,593	561,775	759,368	Monthly	0.05
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	26,518	79,554	106,072	Monthly	0.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	535,711	1,534,451	2,070,162	Monthly	0.18
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	134,975	404,922	539,897	Monthly	0.04
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	58,040	77,662	135,702	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	279,758	501,856	781,614	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,960	11,947	20,907	Monthly	0.05
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,143	16,905	27,048	Monthly	0.13
Subtotal (leases IFRS )							1,251,698	3,189,072	4,440,770
Total							1,373,828	3,560,811	4,934,639

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	24,791	73,815	98,606	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	239,332	717,996	957,328	Monthly
Subtotal							264,123	791,811	1,055,934
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	228,314	645,359	873,673	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,309	84,926	113,235	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	577,567	1,648,294	2,225,861	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	162,940	488,822	651,762	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	94,385	150,811	245,196	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	314,654	576,359	891,013	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,998	11,998	20,996	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,249	17,081	27,330	Monthly
Subtotal (leases IFRS )							1,425,416	3,623,650	5,049,066
Total							1,689,539	4,415,461	6,105,000

Non-current lease liabilities

As of September 30, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	CCU and subsidiaries	Chile	97,030,000-7	Suppliers of PPE	Chile	UF	158,472	-	-	158,472	Monthly	2.14
90,413,000-1	CCU and subsidiaries	Chile	99,012,000-5	Suppliers of PPE	Chile	UF	897,872	963,100	16,151,886	1,.012,858	Monthly	3.95
Subtotal							1,056,344	963,100	16,151,886	18,171,330
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	418,528	39,881	11,496	469,905	Monthly	3.84
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	88,435	-	-	88,435	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,551,674	1,200,145	305,439	5,057,258	Monthly	1.04
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,029,100	479,041	1,444,514	2,952,655	Monthly	3.78
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	253,486	-	-	253,486	Monthly l	57.20
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	2,010,391	32,090	-	2,042,481	Monthly	10.14
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	172,735	43,666	-	216,401	Monthly	0.84
Subtotal (leases IFRS )							7,524,349	1,794,823	1,761,449	11,080,621
Total							8,580,693	2,757,923	17,913,335	29,251,951

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	184,404	-	-	184,404	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,981,706	1,981,706	21,220,765	25,184,177	Monthly
Subtotal							2,166,110	1,981,706	21,220,765	25,368,581
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	469,623	49,339	14,343	533,305	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	91,362	-	-	91,362	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,582,400	1,326,461	386,123	5,294,984	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,233,103	643,022	2,185,251	4,061,376	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	423,336	-	-	423,336	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	2,430,455	44,147	-	2,474,602	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	200,780	66,290	-	267,070	Monthly
Subtotal (leases IFRS )							8,431,059	2,129,259	2,585,717	13,146,035
Total							10,597,169	4,110,965	23,806,482	38,514,616

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	CCU and subsidiaries	Chile	97,030,000-7	Suppliers of PPE	Chile	UF	191,204	32,662	-	223,866	Monthly	2.14
90,413,000-1	CCU and subsidiaries	Chile	99,012,000-5	Suppliers of PPE	Chile	UF	845,112	906,295	15,962,034	17,713,441	Monthly	3.95
Subtotal							1,036,316	938,957	15,962,034	17,937,307
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	502,315	43,817	26,094	572,226	Monthly	0.05
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	167,947	-	-	167,947	Monthly	0.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,493,765	1,608,717	473,824	4,576,306	Monthly	0.18
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,079,794	556,392	1,372,711	3,008,897	Monthly	0.04
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	64,341	9,357	-	73,698	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	616,287	247,604	-	863,891	Monthly	10.00
Subtotal (leases IFRS )							4,924,449	2,465,887	1,872,629	9,262,965
Total							5,960,765	3,404,844	17,834,663	27,200,272

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	196,838	32,806	-	229,644	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,914,654	1,914,654	21,220,756	25,050,064	Monthly
Subtotal							2,111,492	1,947,460	21,220,756	25,279,708
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	578,028	53,824	32,356	664,208	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	179,287	-	-	179,287	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,611,279	1,684,219	608,186	4,903,684	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,303,520	706,361	2,082,508	4,092,389	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	145,946	24,101	-	170,047	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	758,240	308,841	-	1,067,081	Monthly
Subtotal (leases IFRS )							5,576,300	2,777,346	2,723,050	11,076,696
Total							7,687,792	4,724,806	23,943,806	36,356,404

Below is the detail of future payments and the value of lease liabilities:

	As of September 30, 2021
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,100,913	358,876	1,742,037
3 months to 1 year	5,389,782	930,140	4,459,642
Over 1 year to 3 years	10,597,169	2,016,476	8,580,693
Over 3 years to 5 years	4,110,965	1,353,042	2,757,923
Over 5 years	23,806,482	5,893,147	17,913,335
Total	46,005,311	10,551,681	35,453,630

	As of December 31, 2020
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,689,539	315,711	1,373,828
3 months to 1 year	4,415,461	854,650	3,560,811
Over 1 year to 3 years	7,687,792	1,727,027	5,960,765
Over 3 years to 5 years	4,724,806	1,319,962	3,404,844
Over 5 years	23,943,806	6,109,143	17,834,663
Total	42,461,404	10,326,493	32,134,911

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

D) Reconciliation of liabilities arising from financing activities

	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of September 30, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	37,754,705	(34,336,209)	(3,849,624)	6,793,452	4,188,008	1,641,887	-	51,934,306	64,126,525
Bond payable	7,691,023	(5,399,347)	(5,870,066)	-	4,711,661	312,639	-	5,894,387	7,340,297
Lease liabilities	4,934,639	(5,695,907)	(617,258)	-	1,077,831	372,301	2,425,972	3,704,101	6,201,679
Total others financial liabilities current	50,380,367	(45,431,463)	(10,336,948)	6,793,452	9,977,500	2,326,827	2,425,972	61,532,794	77,668,501
Non-current
Bank borrowings	88,151,400	-	-	3,000,000	-	28,515	-	(50,324,328)	40,855,587
Bond payable	324,725,456	-	-	-	-	11,177,915	-	(5,889,532)	330,013,839
Lease liabilities	27,200,272	-	-	-	-	1,177,367	4,647,121	(3,772,809)	29,251,951
Total others financial liabilities non-current	440,077,128	-	-	3,000,000	-	12,383,797	4,647,121	(59,986,669)	400,121,377
Total Other financial liabilities	490,457,495	(45,431,463)	(10,336,948)	9,793,452	9,977,500	14,710,624	7,073,093	1,546,125	477,789,878

	As of December 31, 2019	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of September 30, 2020
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	42,447,438	(72,599,457)	(4,652,404)	70,315,909	5,420,661	949,383	-	14,707,960	56,589,490
Bond payable	6,744,739	(5,203,248)	(4,705,188)	-	4,100,041	97,629	-	6,000,102	7,034,075
Lease liabilities	4,857,097	(5,426,765)	(541,694)	-	1,003,257	868,411	925,359	3,315,796	5,001,461
Total others financial liabilities current	54,049,274	(83,229,470)	(9,899,286)	70,315,909	10,523,959	1,915,423	925,359	24,023,858	68,625,026
Non-current
Bank borrowings	99,749,082	-	-	5,559,469	-	1,387,444	-	(15,410,950)	91,285,045
Bond payable	133,806,947	-	-	191,227,020	-	1,794,051	-	(6,000,102)	320,827,916
Lease liabilities	28,213,259	-	-	-	-	518,815	1,060,182	(3,567,666)	26,224,590
Total others financial liabilities non-current	261,769,288	-	-	196,786,489	-	3,700,310	1,060,182	(24,978,718)	438,337,551
Total Other financial liabilities	315,818,562	(83,229,470)	(9,899,286)	267,102,398	10,523,959	5,615,733	1,985,541	(954,860)	506,962,577

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 23 Trade and other current payables

Trade and other payables are detailed as follows:

	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	376,535,426	-	256,222,794	-
Notes payable	871,823	15,391	2,074,300	19,875
Trade an other current payables	377,407,249	15,391	258,297,094	19,875
Withholdings payable	48,498,536	-	66,223,983	-
Trade accounts payable withholdings	48,498,536	-	66,223,983	-
Total	425,905,785	15,391	324,521,077	19,875

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	245,918	341,046	179,521	358,867
Others	2,385,629	141,659	2,804,997	129,598
Total	2,631,547	482,705	2,984,518	488,465

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2020	561,378	3,011,513	3,572,891
As of December 31, 2020
Incorporated	394,408	3,917	398,325
Used	(198,291)	(42,170)	(240,461)
Released	(53,597)	(3,954)	(57,551)
Conversion effect	(165,510)	(34,711)	(200,221)
Changes	(22,990)	(76,918)	(99,908)
As of December 31, 2020	538,388	2,934,595	3,472,983
As of September 30, 2021
Incorporated	365,368	-	365,368
Used	(285,701)	(419,368)	(705,069)
Released	(21,000)	-	(21,000)
Conversion effect	(10,091)	12,061	1,970
Changes	48,576	(407,307)	(358,731)
As of September 30, 2021	586,964	2,527,288	3,114,252

(1)	See Note 35 - Contingencies and commitments.

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The maturities of provisions at September 30, 2021, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	245,918	2,385,629	2,631,547
Between two and five years	218,640	141,659	360,299
Over five years	122,406	-	122,406
Total	586,964	2,527,288	3,114,252

The maturities of provisions at December 31, 2020, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	179,521	2,804,997	2,984,518
Between two and five years	219,629	129,598	349,227
Over five years	139,238	-	139,238
Total	538,388	2,934,595	3,472,983

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Refundable tax previous year	3,666,356	3,911,803
Argentinean tax credits	2,778,285	3,200,454
Monthly provisions	5,064,028	3,498,109
Payment of absorbed profit provision	3,202,543	1,154
Other credits	883,608	253,827
Total	15,594,820	10,865,347

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Non-current tax receivables

Tax receivables are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Others (1)	3,149	3,236
Total	3,149	3,236
(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Tax payables are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chilean Tax income (expense)	11,702,894	12,798,390
Monthly provisional payments	5,849,377	7,554,292
Chilean unique taxes	43,300	64,561
Other	808,578	833,979
Total	18,404,149	21,251,222

Tax expense

The income tax and deferred tax expense for nine-month period ended September 30, 2021 and 2020, are detailed as follows:

	For the nine periods ended as of September 30,		For the three periods ended as of September 30,
	2021	2020	2021	2020
	M$	M$	M$	M$
Income as per deferred tax related to the origin and reversal of temporary differences	7,349,969	(2,708,552)	4,946,623	1,683,704
Prior year adjustments	796,753	1,455,556	(5,294)	(25,587)
Effect of change in tax rates	(370,850)	-	(4,524)	-
Tax benefits (loss)	(1,726,316)	10,250,855	(2,729,242)	3,165,853
Total deferred tax expense	6,049,556	8,997,859	2,207,563	4,823,970
Current tax expense	(57,798,423)	(28,355,462)	(23,016,537)	(8,497,615)
Prior period adjustments	(612,933)	(615,084)	(47,971)	(18,795)
Total (expenses) income for current taxes	(58,411,356)	(28,970,546)	(23,064,508)	(8,516,410)
(Loss) Income from income tax	(52,361,800)	(19,972,687)	(20,856,945)	(3,692,440)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the nine periods ended as of September 30,		For the three periods ended as of September 30,
	2021	2020	2021	2020
	M$	M$	M$	M$
Net income from cash flow hedge	(407,931)	(193,544)	(556,953)	(521,223)
Actuarial gains and losses deriving from defined benefit plans	(598,861)	155,638	(916,015)	44,602
Charge to equity	(1,006,792)	(37,906)	(1,472,968)	(476,621)

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Effective Rate

The Company’s income tax expense as of September 30, 2021 and 2020 represents 27.38% and 29.96%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the nine periods ended as of September 30,				For the three periods ended as of September 30,
	2021		2020		2021		2020
	ThCh$	Tasa %	ThCh$	Tasa %	ThCh$	Tasa %	ThCh$	Tasa %
Income before taxes	191,115,286		66,663,945		67,608,759		18,107,195
Income tax using the statutory rate	(51,601,127)	27.00	(17,999,265)	27.00	(18,254,365)	27.00	(4,888,943)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	2,379,440	(1.25)	(1,768,259)	2.65	(1,054,356)	1.56	1,265,885	(6.99)
Effect of change in tax rate	(370,850)	0.19	-	-	(4,524)	0.01	-	-
Derecognition of deferred tax assets not recoverable	(1,824,753)	0.95	-	-	(1,023,844)	1.51	-	-
Effect of tax rates in Argentina and Uruguay	(1,128,330)	0.59	(1,045,635)	1.57	(466,591)	0.69	(25,000)	0.14
Prior year adjustments	183,820	(0.10)	840,472	(1.26)	(53,265)	0.08	(44,382)	0.25
Income tax, as reported	(52,361,800)	27.38	(19,972,687)	29.96	(20,856,945)	30.85	(3,692,440)	20.40

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,474,410	1,435,200
Other non-tax expenses	18,718,714	14,468,076
Benefits to staff	4,266,995	4,538,995
Inventory impairment provision	980,039	997,834
Severance indemnity	9,611,940	10,700,542
Inventory valuation	2,707,128	2,738,985
Intangibles	435,567	318,970
Other assets	29,042,887	17,632,929
Tax loss carryforwards	13,663,325	16,521,177
Subtotal by deferred tax assets	80,901,005	69,352,708
Deferred tax liabilities offset	(40,885,373)	(18,307,996)
Total assets from deferred taxes	40,015,632	51,044,712

Deferred taxes liabilities
Property, plant and equipment depreciation	88,577,447	79,553,048
Agricultural operation expenses	7,015,370	6,143,794
Manufacturing indirect activation costs	7,070,060	5,948,931
Intangibles	21,958,907	18,499,476
Land	27,878,270	24,468,597
Other liabilities	8,247,811	2,424,096
Subtotal by deferred tax liabilities	160,747,865	137,037,942
Deferred tax assets offset	(40,885,373)	(18,307,996)
Total liabilities from deferred taxes	119,862,492	118,729,946
Total	(79,846,860)	(67,685,234)

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2020	(77,053,910)
Deferred taxes related to credited items (charged) directly to equity (1)	(8,731,785)
Deferred taxes from tax loss carry forwards absorption	13,930,082
Conversion effect	4,231,830
Deferred taxes against equity	488,246
Deferred taxes from business combinations	(549,697)
Changes	9,368,676
As of December 31, 2020	(67,685,234)

As of January 1, 2021
Deferred taxes related to credited items (charged) directly to equity (1)	(14,891,522)
Deferred Tax Losses Tax absorption	(3,203,697)
Deferred taxes from tax loss carry forwards absorption	6,049,556
Conversion effect	482,898
Deferred taxes against equity	(598,861)
Changes	(12,161,626)
As of September 30, 2021	(79,846,860)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

In Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

On December 21, 2019, the law N° 27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law N° 27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021.

On June 16, 2021, Law No. 27,630 was enacted, which again modifies the income tax rates for fiscal years beginning on or after January 1, 2021. The application of this new law did not have significant effects on these financial statements.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of September 30, 2021 and December 31, 2020, the total staff benefits recorded in the Intermin Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of September 30, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	33,874,625	-	33,935,007	-
Employment termination benefits	488,494	35,903,822	5,965,581	35,678,357
Total	34,363,119	35,903,822	39,900,588	35,678,357

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Intermin Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Vacation	15,765,161	14,381,033
Bonus and compensation	18,109,464	19,553,974
Total	33,874,625	33,935,007

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds.

The discount rate as of September 30, 2021 in Chile was 5,91% and in Argentina 54,87% (4,41% and 54,87% as of December 31, 2020, respectively).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Current	488,494	5,965,581
Non-current	35,903,822	35,678,357
Total	36,392,316	41,643,938

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2020	33,571,138
Current cost of service	3,077,205
Interest cost	2,343,063
Actuarial (Gain) losses	1,859,692
Paid-up benefits	(1,087,421)
Past service cost	653,426
Conversion effect	(1,146,660)
Others	2,373,495
Changes	8,072,800
As of December 31, 2020	41,643,938
Current cost of service	2,172,899
Interest cost	2,182,631
Actuarial (Gain) losses	(2,289,533)
Paid-up benefits	(5,731,134)
Past service cost	353,641
Conversion effect	56,816
Others	(1,996,942)
Changes	(5,251,622)
As of September 30, 2021	36,392,316

The figures recorded in the Intermin Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the nine periods ended as of September 30,		For the three periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Current cost of service	2,172,899	2,317,966	427,908	686,660
Past service cost	353,641	630,565	(92,135)	222,234
Non-provided paid benefits	3,480,645	2,397,045	692,644	836,351
Other	697,962	(122,356)	441,247	(30,376)
Total expense recognized in Consolidated Interim Statement of Income	6,705,147	5,223,220	1,469,664	1,714,869

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of September 30, 2021	As of December 31, 2020	As of September 30, 2021	As of December 31, 2020
Mortality table			RV_2014	RV-2014	Gam,83	Gam '83
Annual interest rate			5.91%	4.41%	54.87%	54.87%
Voluntary employee turnover rate			1.9%	1.9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5.3%	5.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" -50%
Salary increase (*)			3.7%	3.7%	46.1%	46.1%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,054,124	2,383,615
1% decrease in the Discount Rate (Loss)	(2,369,845)	(2,778,376)

Personnel expense

The amounts recorded in the Intermin Consolidated Statement of Income are detailed as follows:

Personal expense	For the nine periods ended as of September 30,		For the three periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	154,946,416	138,178,116	54,915,138	45,735,389
Employees’ short-term benefits	24,551,307	22,307,953	10,580,187	7,750,221
Total expenses for short-term employee benefits	179,497,723	160,486,069	65,495,325	53,485,610
Employments termination benefits	6,705,147	5,223,220	1,469,664	1,714,869
Other staff expense	31,391,390	27,216,580	11,484,541	8,454,586
Total (1)	217,594,260	192,925,869	78,449,530	63,655,065

(1) See Note 30 - Natures of cost and expense.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Parent dividend provisioned according to policy	62,759,902	27,383,975
Outstanding parent dividends (1)	6,079,037	3,758,056
Subsidiaries dividends according to policy	8,335,036	7,458,840
Total dividends payable	77,173,975	38,600,871
Income received in advance (2)	6,866	1,268,039
Others	449,376	501,304
Total	77,630,217	40,370,214
Current	77,630,217	40,370,214
Total	77,630,217	40,370,214

(1)	See Note 28 – Common Shareholders’ Equity, dividends.
(2)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of September 30, 2021 and December 31, 2020, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of September 30, 2021 and December 31, 2020.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
Equity holders of the controlling company (ThCh$)	125,519,804	41,109,087	42,168,070	12,131,219
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	339.70	111.26	114.12	32.83
Equity holders of the controlling company (ThCh$)	125,519,804	41,109,087	42,168,070	12,131,219
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	339.70	111.26	114.12	32.83

As of September 30, 2021 and December 31, 2020, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the period ended September 30, 2021.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of September 30, 2021 and December 31, 2021, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
259	04-24-2020	Final	179.95079	2019
260	12-30-2020	Interim	56.0000	2020
261	04-23-2021	Final	139.16548	2020

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on April 15, 2020, it was agreed to charge the profits of the year 2019 the distribution of a final Dividend No. 259 of Ch$ 179.95079 per share. The total amount to distribute was ThCh$ 66,492,334. This dividend was paid as of April 24, 2020.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on December 2, 2020, it was agreed to charge the profits of the year 2020 the distribution of an interim Dividend No. 260 of Ch$ 56 per share. The total amount to distribute was ThCh$ 20,692,161. This dividend was paid as of December 30, 2020.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of Final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh$ 51,422,043 charged to 2020 profits. This dividend was paid as of April 23, 2021.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	1,499,556	(407,931)	1,091,625
Gains (losses) on exchange differences on translation (1)	78,591,003	-	78,591,003
Reserve of Actuarial gains and losses on defined benefit plans	2,289,533	(598,861)	1,690,672
Total comprehensive income As of September 30, 2021	82,380,092	(1,006,792)	81,373,300

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	716,828	(193,544)	523,284
Gains (losses) on exchange differences on translation (1)	(17,303,077)	-	(17,303,077)
Reserve of Actuarial gains and losses on defined benefit plans	(576,759)	155,638	(421,121)
Total comprehensive income As of September 30, 2020	(17,163,008)	(37,906)	(17,200,914)
(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive incomes

The movement of comprehensive income and expense is detailed as follows:

a)	As of September 30, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	13,300,879	-	-	13,300,879
Cash flow hedges	-	1,499,556	-	1,499,556
Gains (losses) from defined benefit plans	-	-	2,289,533	2,289,533
Deferred taxes	-	(407,931)	(598,861)	(1,006,792)
Inflation adjustment of subsidiaries in Argentina	65,290,124	-	-	65,290,124
Total changes in equity	78,591,003	1,091,625	1,690,672	81,373,300
Equity holders of the parent	73,388,933	1,323,125	1,592,717	76,304,775
Non-controlling interests	5,202,070	(231,500)	97,955	5,068,525
Total changes in equity	78,591,003	1,091,625	1,690,672	81,373,300

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b)	As of September 30, 2020:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(66,114,395)			(66,114,395)
Cash flow hedges	-	716,828	-	716,828
Gains (losses) from defined benefit plans	-	-	(576,759)	(576,759)
Deferred taxes	-	(193,544)	155,638	(37,906)
Inflation adjustment of subsidiaries in Argentina	48,811,318	-	-	48,811,318
Total changes in equity	(17,303,077)	523,284	(421,121)	(17,200,914)
Equity holders of the parent	(17,470,563)	522,358	(352,360)	(17,300,565)
Non-controlling interests	167,486	926	(68,761)	99,651
Total changes in equity	(17,303,077)	523,284	(421,121)	(17,200,914)

c)	As of December 31, 2020:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(125,344,149)			(125,344,149)
Cash flow hedges	-	4,068,855	-	4,068,855
Gains (losses) from defined benefit plans	-	-	(1,859,692)	(1,859,692)
Deferred taxes	-	(1,098,591)	488,246	(610,345)
Inflation adjustment of subsidiaries in Argentina	70,123,635	-	-	70,123,635
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)
Equity holders of the parent	(52,043,623)	2,968,182	(1,298,021)	(50,373,462)
Non-controlling interests	(3,176,891)	2,082	(73,425)	(3,248,234)
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of September 30, 2021, December 31, 2020 and September 30, 2020, it amounts to a negative reserve of ThCh$ 80,586,125 ThCh$ 153,975,058 and ThCh$ 119,401,998, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of September 30, 2021, December 31, 2020 and September 30, 2020, it amounts to a positive reserve of ThCh$ 4,620,998, ThCh$ 3,297,873 and ThCh$ 852,049 respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2020, December 31, 2020 and September 30, 2020 the amount recorded is a negative reserve of ThCh$ 7,433,458, ThCh$ 9,026,175 and
ThCh$ 8,080,514, respectively, net of deferred taxes.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Other reserves: As of September 30, 2021, December 31, 2020 y September 30, 2020 the amount is a negative reserve of ThCh$ 34,080,999, ThCh$ 28,220,816 and ThCh$ 28,220,812, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increased for ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for
ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decreased for ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones y Cía. S.A.I.C. carried out between April 16 and August 1, 2021 (decrease of ThCh$ 5,905,809).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10, 2021 (increase of ThCh$ 45,626).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a)	Equity

Equity	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	43,709,928	42,455,039
Bebidas del Paraguay S.A.	18,884,858	15,881,635
Aguas CCU-Nestlé Chile S.A.	25,924,452	26,253,577
Cervecería Kunstmann S.A.	8,954,306	7,179,053
Compañía Pisquera de Chile S.A.	6,143,552	5,661,209
Sáenz Briones & Cía. S.A.I.C. (2)	8,619	1,118,693
Distribuidora del Paraguay S.A.	3,956,819	4,361,300
Bebidas Bolivianas BBO S.A.	7,243,517	7,554,588
Other	1,850,284	1,779,126
Total	116,676,335	112,244,220

(1)	See Note 1 – General information, letter C, number (12).
(2)	See Note 1 – General information, letter C, number (11).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

b)	Result

Result	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	5,990,579	3,771,134	1,684,523	878,205
Viña San Pedro Tarapacá S.A.	2,863,517	3,241,873	1,156,687	1,287,621
Cervecería Kunstmann S.A.	3,375,400	642,990	955,601	180,724
Compañía Pisquera de Chile S.A.	2,534,797	1,102,979	1,161,483	519,057
Sáenz Briones & Cía. S.A.I.C.	(106,351)	(151,219)	(3,304)	43,376
Distribuidora del Paraguay S.A.	(952,970)	(693,281)	(161,657)	(102,259)
Bebidas del Paraguay S.A.	631,296	(959,908)	198,544	(251,599)
Bebidas Bolivianas BBO S.A.	(1,202,035)	(1,248,880)	(445,218)	(203,204)
Other	99,449	(123,517)	37,085	(68,385)
Total	13,233,682	5,582,171	4,583,744	2,283,536

c)	The Summarized financial information of non controlling interest is detailed as follows:

	As of September 30, 2021	As of December 31, 2020

	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,135,402,858	839,968,110
Non-current assets	1,094,984,113	932,342,408
Current liabilities	567,815,746	465,134,566
Non-current liabilities	239,469,380	259,155,674

Dividends paid	10,658,044	11,994,014

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

Assets and Liabilities	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Assets and Liabilities
Current assets	203,396,513	208,725,098
Non-current assets	222,009,896	216,866,727
Current liabilities	88,249,298	99,267,005
Non-current liabilities	72,981,743	76,505,535

Result	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	192,031,553	176,781,197	70,846,894	68,904,357
Net income	16,888,420	19,076,239	6,844,876	7,576,786

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 11,167,838 and ThCh$ 11,109,577, for the period ended September 30, 2021 and 2020, respectively.

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Direct cost	674,519,604	513,921,864	259,841,679	180,478,960
Personnel expense (1)	217,594,260	192,925,869	78,449,530	63,655,065
Transportation and distribution	217,411,935	176,110,549	83,704,045	55,036,567
Advertising and promotion	109,608,397	74,281,733	40,106,018	24,965,326
Depreciation and amortization	83,712,779	82,635,204	30,008,333	27,232,718
Materials and maintenance	44,907,652	40,083,998	17,388,931	14,367,715
Energy	24,108,525	21,281,072	10,016,908	6,625,253
Leases	12,565,844	11,585,410	4,211,574	3,195,007
Other expenses	81,289,013	72,746,729	31,646,822	26,881,806
Total	1,465,718,009	1,185,572,428	555,373,840	402,438,417

(1)	See Note 26 - Employee benefits.

Note 31 Other incomes by function

Other income by function is detailed as follows:

Other incomes by function	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Sales of fixed assets	287,390	211,183	106,608	149,710
Rental income	96,806	147,617	38,858	15,961
Sale of glass	386,795	320,970	174,838	76,124
Claims recovery	158,560	87,864	470	43,373
Other (1)	8,307,263	14,075,539	3,787,379	6,051,628
Total	9,236,814	14,843,173	4,108,153	6,336,796

(1)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018. See Note 1 – General information, letter E).

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Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	7,554,443	177,336	7,335,880	(3,412,351)
Marketable securities to fair value	25,391	(165,633)	(35,820)	(44,438)
Bargain purchase gain (2)	-	1,746,922	-	(191,146)
Other	421,884	-	3,998	(42,168)
Total	8,001,718	1,758,625	7,304,058	(3,690,103)

(1)	Under this concept there are ThCh$ 3,769,846 paid (net), and ThCh$ 2,452,909 received (net), as of September 30, 2021, and 2020, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the higher value originated by the purchase of the businesses of the vineyards La Consulta and Mahina SpA. See Note 1 - General information, letter C) numeral (2) and (5).

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the nine month periods ended as of September 30,		For the three month periods ended as of September 30,
	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Finance income	9,506,947	2,565,994	2,689,372	527,322
Finance costs	(23,013,331)	(20,733,710)	(8,903,459)	(7,359,299)
Foreign currency exchange differences	(7,249,717)	4,423,179	(4,483,454)	(1,932,069)
Result as per adjustment units	1,349,090	(850,793)	551,589	734,912

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	382,522,231	396,389,016
CLP	330,865,892	335,361,795
USD	27,431,263	22,294,738
Euros	8,450,762	862,011
ARS	10,591,906	30,254,883
UYU	572,085	1,213,256
PYG	1,846,087	2,534,290
BOB	1,304,309	3,420,655
Others currencies	1,459,927	447,388
Other financial assets	18,391,154	12,212,588
CLP	3,941,092	960,780
UF	-	4,661,049
USD	11,250,219	6,433,101
Euros	1,078,182	8,177
PYG	2,001,854	-
Others currencies	119,807	149,481
Other non-financial assets	23,904,815	15,278,558
CLP	14,277,511	9,591,141
UF	876,904	493,523
USD	820,180	448,432
Euros	46,374	110,319
ARS	7,593,600	4,407,254
UYU	65,625	42,866
PYG	29,062	67,345
BOB	195,559	117,678
Trade and other current receivables	286,669,489	275,387,923
CLP	180,753,163	183,196,543
UF	39,212	554,071
USD	27,623,224	29,115,797
Euros	8,438,407	8,750,745
ARS	56,581,882	38,907,043
UYU	3,713,713	4,374,350
PYG	6,202,589	6,512,786
BOB	1,448,581	1,464,727
Others currencies	1,868,718	2,511,861
Accounts receivable from related parties	4,829,683	5,313,079
CLP	4,761,119	5,258,032
UF	36,319	37,013
USD	12,159	-
Euros	20,086	17,977
PYG	-	57
Inventories	330,783,031	231,843,261
CLP	258,826,027	189,861,432
ARS	59,164,842	29,760,021
UYU	3,228,599	2,001,668
PYG	6,496,205	8,112,761
BOB	3,067,358	2,107,379
Biological assets	6,167,060	10,595,029
CLP	5,354,942	9,643,482
ARS	812,118	951,547
Current tax assets	15,594,820	10,865,347
CLP	8,903,504	3,700,444
USD	8,439	-
ARS	6,488,600	6,979,388
UYU	194,277	185,515
Non-current assets of disposal groups classified as held for sale	2,233,390	2,121,327
CLP	1,770,547	1,770,547
ARS	462,843	350,780
Total current assets	1,071,095,673	960,006,128

CLP	809,453,797	739,344,196
UF	952,435	5,745,656
USD	67,145,484	58,292,068
Euros	18,033,811	9,749,229
ARS	141,695,791	111,610,916
UYU	7,774,299	7,817,655
PYG	16,575,797	17,227,239
BOB	6,015,807	7,110,439
Others currencies	3,448,452	3,108,730
Total current assets by currencies	1,071,095,673	960,006,128

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Non-current assets
Other financial assets	23,183,686	11,953,435
UF	23,183,686	11,953,435
Trade and other non-current receivables	3,132,324	1,860,635
UF	1,887,846	639,640
ARS	967,217	993,802
PYG	277,261	227,193
Other non-financial assets	9,056,420	8,479,668
CLP	4,770,093	2,916,124
USD	671,503	838,254
ARS	3,599,635	4,712,630
UYU	711	-
PYG	14,478	12,660
Accounts receivable from related parties	102,398	132,555
CLP	42,506	42,506
UF	59,892	90,049
Investments accounted for using the equity method	135,502,064	131,106,785
CLP	11,207,225	10,824,590
USD	123,970,900	120,041,775
ARS	323,939	240,420
Intangible assets other than goodwill	142,988,643	128,257,441
CLP	82,249,215	80,430,571
ARS	48,297,328	36,724,372
UYU	2,368,345	2,119,218
PYG	3,631,726	3,322,821
BOB	6,442,029	5,660,459
Goodwill	127,227,342	117,190,763
CLP	77,020,101	77,017,290
ARS	31,432,825	23,820,652
UYU	4,069,380	3,424,422
PYG	5,276,938	4,672,572
BOB	9,428,098	8,255,827
Property, plant and equipment (net)	1,172,547,211	1,082,515,880
CLP	880,686,989	871,169,200
ARS	233,261,550	158,647,878
UYU	14,255,398	12,596,500
PYG	20,487,628	18,764,340
BOB	23,855,646	21,337,962
Investment property	8,985,307	7,705,942
CLP	3,486,064	3,507,254
ARS	5,499,243	4,198,688
Right of use assets	28,563,343	25,079,352
CLP	15,931,091	15,932,177
UF	7,626,475	6,824,028
USD	308,692	-
ARS	4,389,866	2,276,788
UYU	307,219	46,359
Deferred tax assets	40,015,632	51,044,712
CLP	32,174,768	44,640,178
USD	3,914,973	3,313,751
ARS	3,609,481	2,770,395
UYU	316,410	280,994
PYG	-	39,394
Current tax assets non-current	3,149	3,236
ARS	3,149	3,236
Total non-current assets	1,691,307,519	1,565,330,404

CLP	1,107,568,052	1,106,479,890
UF	32,757,899	19,507,152
USD	128,866,068	124,193,780
ARS	331,384,233	234,388,861
UYU	21,317,463	18,467,493
PYG	29,688,031	27,038,980
BOB	39,725,773	35,254,248
Total non-current assets by currencies	1,691,307,519	1,565,330,404

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of September 30, 2021		As of December 31, 2020
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	10,294,652	80,985,123	10,238,905	58,890,569
CLP	2,611,492	61,307,226	1,288,200	35,992,994
UF	594,947	6,750,886	4,393,473	3,302,978
USD	376,353	12,016,634	4,121,865	19,086,139
Euros	32,712	31,895	125,723	508,458
ARS	6,483,996	78,247	966	-
UI	-	-	202,988	-
BOB	135,686	800,235	105,690	-
Others currencies	59,466	-	-	-
Current lease liabilities	1,742,037	4,459,642	1,373,828	3,560,811
CLP	308,064	539,954	197,593	561,775
UF	858,953	2,261,354	657,841	1,906,190
USD	462,092	1,376,281	414,733	906,778
Euros	29,478	88,435	26,518	79,554
ARS	60,746	125,504	58,040	77,662
UYU	22,704	68,114	10,143	16,905
UI	-	-	8,960	11,947
Trade and other current payables	422,296,969	3,608,816	322,200,664	2,320,413
CLP	235,061,151	3,220,602	199,708,893	572,513
USD	59,392,012	114,479	37,249,860	391,246
Euros	4,432,461	220,047	8,137,207	1,346,741
ARS	115,026,536	-	68,666,133	-
UYU	2,337,908	-	2,341,105	-
PYG	2,425,492	53,688	1,803,818	9,913
BOB	3,616,080	-	3,714,996	-
Others currencies	5,329	-	578,652	-
Accounts payable to related parties	23,127,519	-	18,432,354	-
CLP	6,907,286	-	5,489,625	-
USD	1,766,284	-	3,775,961	-
Euros	14,341,615	-	9,060,286	-
PYG	199	-	1,117	-
BOB	27,101	-	11,658	-
Others currencies	85,034	-	93,707	-
Other current provisions	129,436	2,502,111	151,167	2,833,351
CLP	30,701	2,502,111	51,700	2,833,351
ARS	98,735	-	99,467	-
Current tax liabilities	7,817,762	10,586,387	8,459,815	12,791,407
CLP	7,556,147	10,586,387	7,806,353	12,791,407
ARS	57,314	-	454,281	-
UYU	204,301	-	199,181	-
Provisions for employee benefits	9,975,026	24,388,093	38,062,162	1,838,426
CLP	587,822	24,388,093	29,568,649	1,838,426
ARS	7,399,279	-	7,414,207	-
UYU	616,716	-	428,282	-
PYG	496,599	-	287,087	-
BOB	874,610	-	363,937	-
Other non-financial liabilities	170,765	77,459,452	1,268,039	39,102,175
CLP	163,899	77,459,452	-	39,102,175
USD	6,866	-	1,268,039	-
Total current liabilities	475,554,166	203,989,624	400,186,934	121,337,152

CLP	253,226,562	180,003,825	244,111,013	93,692,641
UF	1,453,900	9,012,240	5,051,314	5,209,168
USD	62,003,607	13,507,394	46,830,458	20,384,163
Euros	18,836,266	340,377	17,349,734	1,934,753
ARS	129,126,606	203,751	76,693,094	77,662
UYU	3,181,629	68,114	2,978,711	16,905
PYG	2,922,290	53,688	2,092,022	9,913
UI	-	-	211,948	11,947
BOB	4,653,477	800,235	4,196,281	-
Others currencies	149,829	-	672,359	-
Total current liabilities by currency	475,554,166	203,989,624	400,186,934	121,337,152

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of September 30, 2021			As of December 31, 2020
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	40,303,882	116,145,569	218,476,374	86,716,112	111,323,413	214,837,331
CLP	23,298,971	5,464,178	-	60,275,676	6,282,208	-
UF	12,161,134	102,166,923	215,742,328	11,820,381	98,892,057	214,070,902
USD	723,545	2,163,860	-	9,945,156	-	-
Euros	133,726	1,035,268	-	-	-	-
BOB	3,986,506	5,315,340	2,734,046	4,674,899	6,149,148	766,429
Non-current lease liabilities	8,580,693	2,757,923	17,913,335	5,960,765	3,404,844	17,834,663
CLP	418,528	39,881	11,496	502,314	43,817	26,094
UF	4,608,018	2,163,245	16,457,325	3,530,082	2,547,674	16,435,858
USD	3,039,491	511,131	1,444,514	1,696,081	803,996	1,372,711
Euros	88,435	-	-	167,947	-	-
ARS	253,486	-	-	64,341	9,357	-
UYU	172,735	43,666	-	-	-	-
Trade and other non-current payables	3,719	-	11,672	3,256	-	16,619
CLP	-	-	11,672	-	-	16,619
BOB	3,719	-	-	3,256	-	-
Other non- current provisions	157,646	202,654	122,405	143,796	205,432	139,237
CLP	1,810	-	-	1,860	-	-
ARS	25,413	202,654	122,405	26,111	205,432	139,237
UYU	130,423	-	-	115,825	-	-
Deferred tax liabilities	33,370,366	13,917,052	72,575,074	31,305,203	13,876,236	73,548,507
CLP	27,393,899	9,932,741	48,818,617	26,469,287	10,652,292	52,725,728
ARS	5,968,718	3,979,145	21,179,868	4,829,140	3,219,427	17,184,741
UYU	-	-	780,691	-	-	705,186
PYG	7,749	5,166	465,967	6,776	4,517	407,465
BOB	-	-	1,329,931	-	-	2,525,387
Provisions employee benefits	990,696	-	34,913,126	2,686,252	-	32,992,105
CLP	-	-	32,254,807	-	-	30,367,434
ARS	-	-	2,658,319	1,421,900	-	2,624,671
PYG	-	-	-	368,744	-	-
BOB	990,696	-	-	895,608	-	-
Total non-current liabilities	83,407,002	133,023,198	344,011,986	126,815,384	128,809,925	339,368,462

CLP	51,113,208	15,436,800	81,096,592	87,249,137	16,978,317	83,135,875
UF	16,769,152	104,330,168	232,199,653	15,350,463	101,439,731	230,506,760
USD	3,763,036	2,674,991	1,444,514	11,641,237	803,996	1,372,711
Euros	222,161	1,035,268	-	167,947	-	-
ARS	6,247,617	4,181,799	23,960,592	6,341,492	3,434,216	19,948,649
UYU	303,158	43,666	780,691	115,825	-	705,186
PYG	7,749	5,166	465,967	375,520	4,517	407,465
BOB	4,980,921	5,315,340	4,063,977	5,573,763	6,149,148	3,291,816
Total non-current liabilities by currency	83,407,002	133,023,198	344,011,986	126,815,384	128,809,925	339,368,462

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that cannot be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of September 30, 2021	As of December 31, 2020
	ThCh$	ThCh$
Within 1 year	55,820,216	60,241,434
Between 1 and 5 years	73,512,095	58,040,557
Over 5 years	2,801,345	7,351,834
Total	132,133,656	125,633,825

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of September 30, 2021 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	209,666,831	7,983,784
Between 1 and 5 years	918,277,098	9,480,018
Over 5 years	443,424	-
Total	1,128,387,353	17,463,802

Capital investment commitments

As of September 30, 2021, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 50,411,985.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Comercial CCU S.A.	Courts of Appeals.	Labour trial for layoff.	Appeal for annulment.	ThCh$ 28,264
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 17,000
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreeent.	Evidentiary stage.	US$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 17,000
Compañía Industrial Cervecera S.A. (CICSA)	Tax Court.	Several Tax claims.	Evidentiary stage.	US$ 122,000
Sáenz Briones & Cía. S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 66,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 586,964 and ThCh$ 538,388, as of September 30, 2021 and December 31, 2020, respectively (See Note 24 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 – Income Tax.

Guarantees

As of September 30, 2021, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Inversiones II Ltda. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2022
Banco Colpatria	US$ 4,000,000	July 21, 2022
Banco Colpatria	US$ 13,500,000	August 1, 2022

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2021

The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile (CPCh) through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú (BCP)	USD 2,600,000	December 21, 2021

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile SA, allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh $ 16,000,000, maturing on July 27, 2022.

Note 36 Subsequent Events

a)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on November 3, 2021.

b)	At the Ordinary Board Meeting held on October 6, 2021, the Directors agreed to distribute interim dividend No. 262 for the sum of Ch$ 200 per share with a charge to profits for this year, amounting to ThCh$ 73,900,574.

This dividend was paid as of October 29, 2021.

c)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a promissory note with Scotiabank Chile for CLP 90,000 million at a fixed annual interest rate of 5.7% bullet, maturing on April 6, 2023.

d)	At the Extraordinary Shareholders' Meeting held on November 24, 2021, the Shareholders agreed to distribute a Dividend No. 263 of Ch$ 447 per share, for a total sum of ThCh$ 165,167,784, charged to the Company’s retained earnings.

This dividend was paid as of December 3, 2021.

e)	There are no others subsequent events between the closing date (September 30, 2021) and the filing date of these Financial Statements that could significantly affect their interpretation.

F-130

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(UNITED BREWERIES COMPANY, INC.)

By: /s/ Felipe Dubernet
Name: Felipe Dubernet
Title: Chief Financial Officer

Date: January 10, 2022